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Follow-Up Materials

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REGISTRANT'S NAME Kerry Group

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MAY 0 2 2006
THOMSON
FINANCIAL

**FORMER NAME

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FILE NO. 82- 34842 FISCAL YEAR 12-31-05

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DAT : 5/2/06

the science of food
for life


SEC MAIL PROCESSING
RECEIVED
APR 26 2006
WASH. DC 209 SECTION


KERRY

Kerry Group
Annual Report & Accounts
2005



Sales revenue increased by 7% to

€4.4 billion

Final dividend per share up 15.8% to

11 cent

Our Mission

Kerry Group will be a major international specialist food ingredients corporation, a leading international flavour technology company and a leading supplier of added-value brands and customer branded foods to the Irish and UK markets.

We will be leaders in our selected markets – excelling in product quality, technical and marketing creativity and service to our customers – through the skills and wholehearted commitment of our employees.

We are committed to the highest standards of business and ethical behaviour, to fulfilling our responsibilities to the communities which we serve and to the creation of long-term value for all stakeholders on a socially and environmentally sustainable basis.

Trading profit growth of 7% to

€380m

Profit after tax up 16% to

€236m

Adjusted EPS* up 7.1% to

131.6 cent

Free cash flow of

€248m

R&D expenditure increased to

€125m

*before intangible amortisation and non-trading items

Financial Highlights

Revenue
(€ million)



3,002.8
3,754.8
3,693.4
4,128.7
4,429.8
2001
2002
2003
2004
2005

Profit before Taxation and Non-trading Items
(€ million)



189.4
213.8
223.1
294.1
301.5
2001
2002
2003
2004
2005

Cash (EBITDA*) Per Share
(cent)



188.3
210.6
211.3
240.0
257.6
2001
2002
2003
2004
2005

Earnings Per Share
After Intangible Amortisation and Non-trading Items
(cent)



75.8
56.1
86.7
109.5
126.1
2001
2002
2003
2004
2005

Earnings Per Share
Before Intangible Amortisation and Non-trading Items
(cent)



87.9
101.8
112.1
122.9
131.6
2001
2002
2003
2004
2005

*Before non-trading items

Note: 2001 to 2003 are presented under Irish/UK GAAP and have not been restated to IFRS

Results in Brief

	2005	2004
	€m	€m
Revenue	**4,429.8**	4,128.7
EBITDA*	**481.9**	447.4
Profit before taxation and non-trading items	**301.5**	294.1
Profit after taxation and attributable to equity shareholders	**235.9**	204.1
Purchase of non-current assets	**147.2**	114.3
Earnings per ordinary share (cent)**	**131.6**	122.9
Total dividend per share (cent)	**16.0**	14.0
Cash (EBITDA*) per share (cent)	**257.6**	240.0

*Before non-trading items
**Before intangible asset amortisation and non-trading items (net of tax)

Denis Buckley, Chairman

Kerry Group performed well during the 2005 financial year, delivering good revenue and profit growth. Despite the well reported challenges in the international food industry, in particular the surge in energy costs, the Group's core food ingredients, flavours and consumer foods businesses achieved solid progress. Through continued innovation and development – exploiting Kerry's unrivalled technology portfolio – the Group successfully met consumer nutrition, wellness and convenience food and beverage requirements. In such a rapidly changing marketplace, the Group was well positioned to leverage its nutrition focus through its broad global customer base – producing many new formulations and enhanced nutritional offerings.



Chairman's Statement

Results

Group trading profit in 2005 increased by 7% to €380m. Profit after tax increased by 16% to €236m. Basic earnings per share grew by 15.2% to 126.1 cent. Before intangible asset amortisation and non-trading items earnings per share increased by 7.1% to 131.6 cent.

Strategic Development

Businesses acquired by the Group in 2004 performed in line with expectations. The bio-ingredients and pharma technologies, acquired through the Quest Food Ingredients transaction and the establishment of Kerry Bio-Science, made good progress. In addition the Group continued to achieve a strong performance in emerging growth markets in Asia, Eastern Europe and South America. In January, Kerry announced details of its investment programme in Hangzhou, Zhejiang Province, China. Through this programme Kerry will establish the multi-processing and technical facilities required to meet customer requirements for the Group's food ingredients and flavour technologies in China's fast growing dynamic consumer market.
The acquisition of Noon Group Limited in August significantly extends Kerry Foods' chilled ready meals development and production capabilities in the premium Asian ready meals category of the UK market.

Dividend

The Board has recommended a final dividend of 11 cent per share, an increase of 15.8% on 2004. Together with the interim dividend of 5 cent per share, this raises the total dividend for the year to 16 cent per share, an increase of 14.3% on the 2004 dividend. The final dividend will be paid on 26 May 2006 to shareholders registered on the record date 21 April 2006.

Board Changes

Denis Carroll was co-opted to the Board in January 2005 and duly elected as non-executive Director at the Annual General Meeting in May. Cathal Foley retired from the Board in May and was replaced as non-executive Director by Donal O'Donoghue. I would like to thank Cathal Foley for his commitment and contribution to the Board. May I also thank Patrick Minogue and Timothy G. Horan who retired from the Board in January 2006 for their individual contributions to the Group and welcome Noel Greene and Roger Robbins who succeeded them as non-executive Directors.

Prospects

Management's comments on the outlook for the Group are set out in the Chief Executive's Review. The Board is confident that the Group's well focused food ingredients, bio-science, flavours and consumer foods business platforms will continue to deliver good growth and value for all stakeholders. Kerry's strong nutritional focus and ability to leverage the Group's broad range of food technologies and scientific expertise ensures that our businesses will continue to lead innovation and are well positioned to meet the rapidly changing requirements of consumers.

Our people and management at all levels are central to the Group's sustained profitable growth and development.
May I take this opportunity to record the appreciation of the Board to Hugh Friel Chief Executive, to management and all employees for their individual contributions to the success of the Group in 2005.



Denis Buckley, Chairman
27 February 2006

Kerry's strong nutritional focus and ability to leverage the Group's broad range of food technologies and scientific expertise ensures that our businesses will continue to lead innovation and are well positioned to meet the rapidly changing requirements of consumers.



Hugh Friel, Chief Executive

Kerry Group maintained its record of sustained profit growth and strong cash flows in 2005 – the Group's twentieth year as a public company. I am pleased to report that we achieved a solid business performance, delivering good top-line and earnings growth in a challenging year for the global food industry due primarily to significant raw material and energy cost inflation. Group businesses were well positioned to meet divergent consumer, nutritional, well-being and lifestyle requirements. The breadth of Kerry's ingredients, bio-science and flavour technologies meant that the Group's strategic business units were to the fore in providing innovative technologies and solutions to meet customer needs for 'clean label', natural food and beverages and therapeutical products.

Group Revenue by Destination


Europe
65%
Asia Pacific
8%
Americas
27%

Chief Executive's Review

In 2005, the Group made substantial operational progress in re-organising and refocusing its applications, processing and business support structures to meet changing marketplace requirements and industry growth sectors. Portfolio optimisation and elimination of non-core activities is on-going. Significant progress was also achieved in progressing the Group's business expansion into developing growth markets in Eastern Europe, South America and Asia.

Expenditure on research and development in 2005 increased to €125m (2004: €111m) reflecting the Group's broader technological platforms and its commitment and focus on consumer nutritional and lifestyle requirements.

Results

Sales revenue in 2005 increased by 7% to €4.43 billion with a solid growth performance in the Group's ingredients and consumer foods divisions and throughout regional geographic markets. On a like-for-like basis, Group sales revenue increased by 4% year-on-year. Notwithstanding the significant input cost inflation and surge in energy costs, trading profit increased by 7% to €380m. Together with an adverse trading currency transaction impact of €24m (2004: €20m) and despite good margin recovery in the second half of the year, this resulted in a Group trading margin of 8.6%, similar to the prior year level.

Profit after taxation increased by 16% to €236m. Basic earnings per share increased by 15.2% to 126.1 cent. Adjusted earnings per share increased by 7.1% to 131.6 cent.

Business Reviews

Food Ingredients

Kerry's food ingredients businesses increased sales revenue by 9% to €3 billion, reflecting like-for-like sales growth of 5%. Trading profits increased by 9% to €284m which represents a trading margin of 9.4%, similar to the year earlier level.

Good progress was achieved in all major markets reflecting the Group's broad range of ingredients and flavours technologies and its capacity to provide innovative formulations to enhance taste, texture, nutritional profile, convenience, shelf life or functionality of food and beverage applications. Group businesses continued to invest significant resources in technology development, delivery formats and business support systems/facilities to address marketplace changes. While successfully extending applications into new niche markets, Kerry's ingredients businesses also continued to make excellent progress in market development in emerging growth markets. In its first full year of operation, Kerry Bio-Science (formerly Quest Food Ingredients) made significant progress in restructuring its operations and positioning market representative structures. A new divisional headquarters was established in Almere, the Netherlands and independent representative offices were established in European, American, North African, South African and Asian markets.

In 2005, a Kerry Group Nutrition Technical Centre was also established in Almere to support all Group businesses and their customers through provision of specialist science based nutritional information and expertise embracing nutrition, physiology, bio-chemistry, food science and toxicology disciplines, including management of clinical trials.


Analysis of Revenue and Trading Profit 2005
Revenue: Ingredients €3,022m
Consumer Foods €1,726m
Trading Profit: Ingredients €284m
Consumer Foods €123m
Revenue
Ingredients 64%
Consumer Foods 36%
Trading Profit
Ingredients 70%
Consumer Foods 30%



Kerry's ingredients, flavours and bio-science businesses are positioned to address multiple nutritional platforms. Expenditure on research, development and applications in 2005 increased to €125m.



Building on its broad technological base, Kerry has an unrivalled capability to provide innovative formulations to enhance taste, texture, nutritional profile, shelf life or functionality of food and beverage applications.

Chief Executive's Review

Mastertaste consolidated and re-organised its facilities following the 2004 acquisitions of U.S. based Manheimer and Flavurence and Italy based Fructamine. A divisional Mastertaste headquarters and flavours and fragrance technical centre was established at the Manheimer site in Teterboro, New Jersey. All flavour development, applications and production for West Coast, USA was consolidated at one site in Los Angeles.

Details of the performance of the Group's ingredients and flavours businesses are given in the Food Ingredients Business Review which follows.

Consumer Foods

Against a background of static food prices and further grocery channel consolidation in the UK and Irish markets, Kerry Foods performed well in 2005.

Despite a slow down in growth of chilled convenience foods and a decline in frozen food categories, Kerry Foods' strong market positioning, coupled with its customer profile and dedicated national distribution facilities, delivered satisfactory growth year-on-year. Growth was achieved across branded chilled convenience growth segments, food-to-go growth categories, premium convenience meats, prepared foods and cheese and spreads growth sectors. The division achieved a 4% increase in sales revenue to €1.7 billion, reflecting a 2% growth in sales revenue on a like-for-like basis. Trading profits increased by 4% to €123m which represents a trading margin of 7.1%, similar to the year earlier level.

The Stg£124m acquisition of Noon Group Limited in August 2005 significantly strengthened Kerry Foods' position in the premium segment of the UK chilled ready meals market – in particular in the fast growing ethnic sub-category. Noon is market leader in the development and production of authentic Asian ready meals in the UK, producing a range of premium quality Indian, Oriental, Thai and other international cuisine ready meals, snacks and accompaniments.

Details of the performance of Kerry Foods' businesses are given in the Consumer Foods Business Review.

Geographic Markets

Total Group sales revenue across European markets increased by 6% to €2.9 billion. In American markets sales revenue increased by 8% to €1.2 billion. Sales revenue in Asia Pacific markets grew by 16% to €332m.

Finance

Earnings before finance costs, tax, non-trading items, depreciation and amortisation (EBITDA) increased by 8% to €482m. Working capital was broadly similar to the 2004 level. Allowing for capital expenditure of €120m (net of proceeds from asset disposals of €29m), finance payments of €64m and tax of €51m, free cash flow available to the Group was €248m.

from left to right
Denis Cregan
Deputy Chief Executive and CEO Kerry Ingredients
Stan McCarthy
President and CEO Kerry Ingredients Americas
Flor Healy
CEO Kerry Foods
Brian Mehigan
Chief Financial Officer

Expenditure on Group acquisitions in 2005 amounted to €234m. Net debt at year-end amounted to €1.3 billion compared to €1.1 billion at the end of 2004. An additional €250m term facility was negotiated with Group banks during 2005. This term facility is due to mature in the year 2010. Net debt to EBITDA at 2.6 times was unchanged. Finance costs were €68m compared to the 2004 level of €52m, with EBITDA to net interest covered 8 times (2004: 9.3 times).

Events after the Balance Sheet date

Since year-end the Group has sold the St. Brendan's Irish Cream Liqueur business following agreement on a Management Buy Out of the business in association with Luxco (formerly the David Sherman Corporation) – the St. Brendan's brands' long serving U.S. Importer and Distributor. St Brendan's is a specialist alcoholic beverage business which fits ideally with the new ownership structure agreed by management and Luxco.

Future Prospects

Kerry's leading technologies, nutritional focus and the strong market positioning of its broad geographic spread of businesses, augur well for the future profitable growth and development of the Group.

Exploiting its market leading Kerry Bio-Science technologies across its flavour development and unrivalled ingredients applications platforms will contribute increased added-value product innovation through the Group's valued international customer base. With the increased focus on personalised nutrition and nutrigenetics, Kerry Bio-Science Sheffield™ branded products are well positioned in several compounds in final clinical approval stage.



In the Group's selected consumer foods markets, Kerry Foods' leading brands and focus on premium growth sectors will continue to deliver on consumer nutritional and convenience requirements.

The Group continues to pursue value and technology enhancing acquisition opportunities and in 2006 expects to deliver results in line with market expectations.

Hugh Friel, Chief Executive
27 February 2006

Business Review
Food Ingredients

An accelerated rate of new product development contributed to a good performance across Kerry's food ingredients businesses in 2005. In its core technology areas Kerry outperformed market growth rates, particularly during the second half of the year. Sales revenue increased by 9% to €3 billion, which represents growth of 5% on a like-for-like basis on 2004 sales revenue.

Kerry's Food Ingredients Positioning

Kerry Ingredients	A world leader in application specific food ingredients markets.
Kerry Bio-Science	A leader in innovation and application of bio-ingredients and pharma-ingredients.
Mastertaste	The Group's flavours and fragrance division, focused on sweet, savoury, dairy and functional food and beverage flavours, and niche fragrance categories.

Food Ingredients Revenue by Destination



Europe 45%
Asia Pacific 12%
Americas 43%



Food Ingredients

	2005	2004
Revenue	€3,022m	€2,781m
Trading Profit	€284m	€261m

Kerry's global food ingredients businesses are focused on the application of food science to deliver industry leading nutritional, flavour and functional solutions for food processors and foodservice providers.

In European ingredients markets sales revenue increased by 9% to €1,264m, reflecting like-for-like sales growth of 5%. With manufacturing operations now established in nine European countries and sales/country representative offices in all other major markets including Russia and Eastern Europe, the Group's ingredients, flavours and bio-science businesses are well positioned to capitalise on market growth trends and evolving consumer needs. While conditions in seasonings and coatings markets proved highly competitive, Kerry recorded satisfactory growth in the UK, France, Italy and Germany. An investment programme at the Wittstock facility in Germany was completed, increasing production capacity and plant efficiencies. The UK based EBI business again achieved good growth through added value coatings applications into the quick-serve-restaurant sector. Despite the slowdown in the overall prepared meals market in the second half of 2005, Kerry continued to achieve good progress in premium market sectors through seasonings, culinary applications and sauces.

Conditions in European snack seasonings markets proved challenging. However, Kerry gained sales volume through continued market development in Eastern Europe and in Russia.

Further progress was achieved through functional dairy ingredient solutions for infant and medical nutrition, sports and lifestyle nutrition, confectionery and beverage markets globally from Kerry's specialist dairy ingredients facilities in Ireland. Ultranor® HT10 was launched for use in functional beverages, yoghurt, smoothies and dessert applications. A unique milk protein concentrate, Ultranor® HT10 delivers high levels of calcium in a stable/colloidal form. The Beatreme® range of dairy and cultured milk ingredients was also successfully expanded to meet requirements for natural dairy ingredients in confectionery, biscuit and culinary applications. Cremo Ingredients, acquired in 2004, performed well through dairy flavourings for savoury and culinary applications.

In 2005, Kerry's sweet ingredients business in Europe achieved good volume growth through coated products in the health cereal sector and fresh dairy products markets. Progress was achieved through innovative crunchy cereal inclusions and biscuit inclusions in the growing cheese cake sector. An expansion programme was completed at the York (UK) based facilities to cater for market growth opportunities. Due to the relative maturity of the European chilled and frozen dairy product markets, the market for fruit preparations was static – except for health and well-being growth niches including nutritional beverages and probiotics. Progress was also achieved through fruit fillings for health lines in confectionery and biscuit applications.



Kerry Bio-Science continued to progress application of its protein hydrolysates, emulsifiers, yeast flavourings, enzymes, hydrocolloids, cultures and fermentation products in the areas of nutrition, flavour, texture and shelf life of food and beverages. Bio-Science technologists also assisted development of new applications through other Kerry Ingredients businesses facilitating technical differentiation and added-value opportunities. Fermented ingredients introduced promising new bio-security product developments. Texture systems achieved good growth in the European dairy and meat sectors. Enzymes grew satisfactorily in confectionery and meat tenderising markets but sales of brewing enzymes were slightly reduced due to the decline in beer consumption in Western Europe.

Sheffield™ Pharma Ingredients progressed its business development in European markets, investing in new application facilities and sales structures. Its products and project pipeline is encouraging through global extension of approved biotech and fermentation based drugs and



application of new media formulations. Sheffield™ brand excipients also strengthened its market position in Europe in 2005.

Mastertaste made good progress in 2005 in European markets. The division's technical and development facilities based in the UK and Italy were complemented by the establishment of country representative offices in Germany, Poland, France and Spain. Advances in the UK market included successful launches of natural 'Chef-Style' clean label flavours for a range of food applications and development of beverage flavours for the rapidly changing non-alcoholic drinks sector. In the first full year following the acquisition of Fructamine, Mastertaste Italy grew market share across flavoured beverages, confectionery and savoury markets. Progress was also achieved through Mastertaste's functional flavours in Europe including the launch of its patented Zesti® anti-microbial flavours factor.

In American ingredients markets, sales revenue increased by 8% to €1.2 billion, reflecting like-for-like growth of 4% relative to 2004. This was a satisfactory performance against the background of a changing marketplace, particularly in the USA. New product development accelerated as the year progressed, as food and beverage companies responded by repositioning products and new offerings to meet consumer nutritional requirements. Kerry business units have refocused and restructured to reflect customer needs and market growth opportunities. Innovation in the nutritional snack bar sector regained momentum with a refocusing to tasty nutritional offerings.

Kerry's sweet application specific ingredients technologies recorded good growth in the sector through delivery of



required nutritional benefits with preferred taste profiles. In the sweet ingredients sector Kerry also benefited from new nutritional and indulgence product launches in the ready-to-eat cereal and premium ice-cream sectors.

In the speciality dairy sector Kerry has restructured its facilities and focus to maximise market growth opportunities for specialist functional nutritional ingredients and delivery through proprietary liquid formats. A major investment programme at the Covington, Ohio facility was completed to facilitate production of nutritional beverage ingredient lines.

The combination of Kerry's seasonings and coatings technologies produced good results in the R.T.U. sauce and meat sectors. Application of bold and ethnic flavours achieved success through regional snack manufacturers. Good growth continued in the natural and organic snack


Sheffield™ Pharma Ingredients
is a leading global manufacturer
of media components for the
pharmaceutical, biotech and
fermentation industries.



Kerry's research and development work in the areas of protein fractions and protein hydrolysates is focused on provision of enhanced nutritional properties for a range of applications including medical nutrition.

markets through Kerry's market leading organic seasoning applications. Development of Nutriant soy proteins and soy isolates achieved good results in nutrition bar, high-acid beverage and organic growth markets.

In the U.S. market, the Kerry Food & Beverage business unit consolidated its beverage and food brands into a new commercial structure focused on the foodservice, retail and warehouse club channels. Good year-on-year growth was again achieved across global and national chain restaurant accounts and coffee house chains through launches of custom developed coffee syrups and speciality beverage mixes. Da Vinci brand coffee syrups delivered growth through broadline foodservice distributors. Oregon Chai successfully launched three new speciality teas and three new flavours of JetTea smoothies were also introduced.

In Mexico and Central American markets, progress continued through innovative health and convenience ingredients solutions for regional and multi-national food companies. Seasonings performed well in the snack food segment with good market development in the Central American region. Beverage and culinary applications also made encouraging progress in the foodservice sector. Another strong performance was achieved in South American markets through Kerry's market leading ingredients capabilities in the ice-cream, dairy and meat industries.

In American markets, Mastertaste completed its flavours, fragrance and natural products restructuring programme following its 2004 acquisitions. Raw material pricing and availability was heavily impacted by the series of hurricanes which struck Louisiana, Mississippi, Florida, Georgia and Alabama. Nevertheless progress was satisfactory in the flavours sector through anti-microbial and steromulsion functional flavours, certified organic flavours and the division's broad range of herbal and botanical extracts. The natural products business made good progress through citrus oils and fractions into the beverage industry and through health and wellness offerings through its Crystals® unique freeze-drying capability.

Manheimer Fragrances achieved good growth, particularly in the second half of 2005, in the home environmental and personal care sectors. Mastertaste Canada performed well in the beverage, dairy and dessert sectors. An investment programme to expand flavour development technical capabilities to meet the requirements of the Canadian market was completed at the Granby, Quebec facility. Mastertaste also signed a three year agreement with Monell Chemical Senses Center in Philadelphia to support a fundamental research programme into 'human sensory adoption' and application of research findings for flavour/fragrance development.

Kerry Bio-Science texture systems achieved satisfactory growth in the U.S. market and completed a significant



investment programme to expand production capacity. Fermented ingredients achieved growth through cultured dairy products and organic shelf life extender products for dairy, culinary and meat markets. Emulsifiers had a difficult year in the U.S. market in 2005 due to a poor performance in the bakery sector. However, the launch of new trans-fatty acid free products in 2006 is expected to contribute good business growth and restore emulsifiers positioning in higher value added products.

Kerry Bio-Science Sheffield™ Pharma Ingredients significantly extended its product and project pipeline in American markets in 2005. Sheffield™ Pharma Ingredients produces cell nutrition components comprising hydrolysed proteins and yeast extracts for growth of cells in a variety of applications including cell culture, pharmaceutical fermentation, food fermentation and diagnostic media. Sheffield™ Pharma excipient sales growth was also strong

Kerry Bio-Science Sheffield™ Pharma Ingredients significantly extended its product and project pipeline in American markets in 2005.

in American markets in 2005 due to regional regulatory approval of new prescription drug launches utilising Sheffield™ solid dose drug delivery components.

In Asia Pacific markets Kerry again significantly advanced its regional development and achieved a solid business performance. Sales revenue in 2005 grew by 16% to €332m, reflecting like-for-like growth of 7%. Double digit growth was achieved in Asian markets through Kerry's nutritional technologies in the segmenting infant, growing and adult markets. Nutritional bases and speciality lipids achieved excellent results across hot and cold beverage sectors. Kerry's San-a-Crème nutritional ingredients range was further developed to include unique lines with delicately balanced linoleic and linolenic acid profiles.

Kerry Bio-Science technologies significantly boosted the Group's business development in Asia Pacific markets in 2005. Supporting all Group businesses, Kerry Bio-Science assisted technology development in bakery, dairy, confectionery, beverage and meat processing industries. The Esterol emulsifier facility in Malaysia improved profitability due to a focus on added value product development. An investment programme will commence in 2006 to extend production capacity at the Esterol plant to meet growing regional demand. Sheffield™ branded excipients also grew sales in Asia Pacific markets.

In Australia and New Zealand good growth was achieved in the food and beverage sector driven by expansion of Kerry's wet processing facilities. In the added-value meat





sector new product launches were achieved through novel sauce systems providing greater functionality and enhanced flavour. Excellent progress was again achieved through Kerry's Pinnacle branded range of speciality pastries and cakes in major multiple retail chains. The Pinnacle range was also successfully introduced through supermarket outlets in Thailand. Da Vinci Coffee syrups made excellent progress in the quick-serve-restaurant sector in Australia and New Zealand. Manufacturing and product development facilities for syrups, sweet sauces and speciality beverage bases were commissioned at the Murrarie and Altona sites in Australia.

Mastertaste flavours and fragrance continued to successfully develop its regional business platform through the division's Australian and China based facilities.

In North Asia the Da Vinci range of branded sauces, syrups, smoothies and chai teas also made encouraging progress. The savoury sector grew by 10% year-on-year and Kerry continued to grow market share through its combined ethnic and dairy flavourings in the snacks and biscuit sectors. Kerry's seasoned coatings and marinades also developed in line with the fast growing seafood and meat processing industries in the region. In 2005, Kerry Ingredients Asia expanded its offering of cheese and dairy flavourings with the successful launch of a range of cheese sauces and dips in the quick-serve-restaurant sector. In China the Group's planned investment programme commenced in 2005. The acquisition of Lanli in Hangzhou, Zhejiang Province was completed in March and the development of a new multi-processing ingredients facility and regional technical centre on an adjacent 16 acre greenfield site will be progressed in 2006.





New product development accelerated as the year progressed, as food and beverage companies responded by repositioning products and new offerings to meet consumer nutritional requirements.


O'NEILLS
KERRY



Business Review
Consumer Foods

The Group's consumer foods businesses in the UK and Ireland again grew satisfactorily in 2005 despite the intensely competitive retail environment. Kerry Foods achieved a 4% increase in sales revenue to €1.7 billion, reflecting 2% growth on a like-for-like basis. Trading profits increased by 4% to €123m. The continued success of the division against the background of such a competitive landscape is testament to its focus on value-added growth categories, the strength of its branded portfolio and the successful development of consumer-led nutritional, convenient, innovative offerings.

Kerry Foods' Positioning

A strong focus on retailer relationships and a leader in category management.

A leader in growth markets including ready meals and convenience snacks.

A strong portfolio of consistently supported brands.

Continuous investment in product innovation.

An unrivalled national distribution network across all trade channels in the UK and Ireland.

Consumer Foods

	2005	2004
Revenue	€1,726m	€1,661m
Trading Profit	€123m	€118m


In 2005, Kerry Foods achieved a 4% increase in sales revenue to
€1.7 billion
DELI STYLE
Chicken Breast

Business Review Consumer Foods

Kerry Foods is a leading supplier of added-value chilled foods in Ireland and the UK. The division holds the number one brand position in key categories and has also a well balanced customer branded retail business in convenience growth sectors.

In the UK market fresh sausage sales grew by 7% year-on-year. Richmond remains the No.1 brand delivering 15% growth in 2005. Walls, the second largest brand saw growth through Wall's Favourite Recipe premium range and Wall's Micro Sausages. Launched in mid 2004, Wall's Favourite Recipe is now successfully established as a premium line for family eating occasions, benefiting from


NEW
FRIDGE RAIDERS
Mattessons
CHICKEN BITES
Wall's
Succulent Pork Sausage
Favourite Recipe
takeaway meal for two

extensive consumer awareness and marketing support. Mattessons experienced a decline in the standard sliced meats sector but successfully launched Mattessons Fridge Raiders – an innovative meat snacking product. Made from prime quality bite-size chicken breast meat in great tasting flavours, Mattessons Fridge Raiders has already captured encouraging growth amongst young adults and will be supported by a major television advertising campaign in 2006. Following the closure of the leased Bristol manufacturing facility, a significant investment programme was completed at the Enniskillen (Northern Ireland) site, successfully transforming production facilities at the site for production of Mattessons Fridge Raiders, Mr Brains meat products and Wall's Micro Sausages.

At the beginning of 2005, volume growth in the UK chilled ready meals market continued to increase at an annualised rate of 12%, but by year-end growth had slowed to 4%.

However, Kerry Foods again saw satisfactory growth in chilled ready meals due to its focus on premium growth categories. Kerry's position in the premium sector of the market and the ethnic sub-category was considerably strengthened in August 2005 with the completion of the Stg£124m acquisition of Noon Group Limited. Noon is market leader in the development and production of authentic Asian chilled ready meals in the UK. Operating from three modern production facilities located in south-west London, Noon produces a range of premium quality Indian, Oriental, Thai and other international cuisine ready meals, snacks and accompaniments principally for major UK multiple retailers. Combined with Kerry's existing chilled ready meals production facilities in the UK, the addition of Noon establishes Kerry Foods as a leading supplier to the market supplying all major multiple retailers.

Due to consumer concerns regarding quality issues in the UK frozen ready meals market, the overall category declined by 15% year-on-year. Rye Valley Foods gained considerable new business during 2005, thus achieving satisfactory sales growth and consolidating its position as market leader in the sector. Profitability was however reduced relative to 2004 due to intense sectoral competition arising from the downturn in the overall frozen market.

Conditions in the UK speciality poultry sector remained challenging but Kerry Foods recorded a satisfactory performance in the sector through added-value product development.

In 2005, a specialist foodservice business unit was established, bringing together the menu offerings and speciality beverage lines previously marketed by Kerry Foods and Kerry Ingredients. The new dedicated foodservice business unit will leverage the Group's wide range of technologies and product applications in this sector and build on Kerry's relationship with quick-service-restaurant chains and specialist coffee-house chains.



SELECT
CHEDDAR

In the UK convenience store marketplace, Kerry Foods Direct to Store continued to outperform its competitors and gain new customer supply contracts. Profitability of the business unit was slightly reduced relative to 2004 due to higher distribution costs. The division launched a highly successful 'Kick Start' marketing initiative aimed specifically at independent retailers requiring the merchandising skills of an experienced chilled food supplier.

In the homebaking sector, Green's continued to lead the mixes category, driven by development and growth of kids mixes and brand extensions into new categories. A novel range of Green's adult small cake mixes launched in July achieved good distribution levels, attracting new users to the category. Homepride saw a slight increase in its market share of the relatively static UK flour market.

Kerry Foods recorded excellent progress in the UK and Irish cheese and dairy spreads markets in 2005. In the Irish cheese market Kerry's Charleville, EasiSingles and Cheestrings brands outgrew overall market growth rates. Low Low cheese made significant progress as Ireland's fastest growing cheese brand in 2005, while the Coleraine brand maintained its leading position in Northern Ireland. Cheestrings again grew market share in the UK and Irish cheese snacks markets and in France its Ficello brand is now stocked by the majority of major retail groups. In the growing adult cheese snacks sector in the UK, Brunchettas has already established good retailer listings. In the dairy and low-fat spreads sector Low Low showed the strongest growth in the Irish market in 2005, due to the continued success of Low Low Gold and the successful launch of the



DENNY
12
Select
DENNY
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Select

brand into the premium lower cholesterol sector. Golden Cow, Kerrymaid and Golden Olive consolidated their respective positions in the Irish market.

Introduction of a new identity across the Denny range reflecting the heritage and 'homeliness' of the brand in early 2005 assisted its growth and development – particularly in premium market segments. Denny Gold Medal and Denny Select sausage continued to grow. Denny cooked meats experienced double digit growth driven by strong sales growth within premium sectors and positive consumer reaction to new product innovations. Ballyfree cooked meats outperformed market growth rates in the pieces and super-premium sectors as the brand continues to lead premiumisation and innovation in the category. Successful consumer trade-up and new product development focused on healthy eating lines is expected to provide continuing strong growth opportunities for the Ballyfree range.



Kerry's position in the premium sector of the chilled ready meals market was considerably strengthened in August 2005 with the completion of the Stg£124m acquisition of Noon Group Limited.


Noon produces a range of premium quality Indian, Oriental, Thai and other international cuisine ready meals, snacks and accompaniments principally for major UK multiple retailers.

Business Review Consumer Foods

In the Group's selected consumer foods markets, Kerry Foods' leading brands and focus on premium growth sectors will continue to deliver on consumer nutritional and convenience requirements.

Freshways, Ireland's largest manufacturer and distributor of ready-to-go sandwiches, also successfully redesigned its brand identity and packaging formats in 2005 – increasing consumer awareness and visibility of the product.
As consumers increasingly demand quick, convenient solutions offering good nutrition, taste and choice, Freshways continues to achieve solid growth in the Irish market. Kerryfresh, Kerry Foods dedicated foodservice solutions service in Ireland also continues to grow market share in the sandwich, deli and food-to-go sectors.
Dawn Omega Milk, the first milk on the Irish market to offer fresh milk as a medium to introduce essential Omega-3 fatty acids, again made good progress and Dawn fruit flavoured milk was also successfully introduced to the Irish market.


LowLow
DENNY
deli solos
Brunchettas
Brunchettas
Brunchettas
Brunchettas

Kerry Spring mineral water and its market leading still flavoured offerings benefited from the continued growth of the sector in Ireland as consumers increasingly shift from carbonated soft drinks. In 2005, a major marketing campaign focused on Kerry Spring's Still Flavoured offering achieved good results.

Since year-end, the St. Brendan's Irish Cream Liqueur business based in Derry, Northern Ireland was sold following agreement on a Management Buy Out of the business in association with Luxco – St Brendan's U.S. Importer and Distributor.



Financial Review

Accounting policies

The consolidated financial statements of the Group were prepared and published in accordance with Irish/UK Generally Accepted Accounting Principles until 31 December 2004. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union and their interpretations as issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC), applicable Irish law and the Listing Rules of the Irish and London Stock Exchanges. In these financial statements the 2004 comparatives have been restated in accordance with IFRS. Further details of the basis of preparation and the significant accounting policies of the Group are included in pages 51 to 55.

Key performance indicators

Adjusted earnings per share (EPS) growth is the year-on-year improvement in EPS before amortisation of intangible assets and non-trading items and is considered the primary measure of the Group's underlying performance. In 2005 the Group's adjusted EPS increased by **7.1%** (2004: 9.6%) in a year of difficult trading conditions and acquisition integration. This reflects an increase of **7%** in trading profit, as an increase of €16.5m in finance costs was compensated by an improved income tax rate. The increase in finance costs is substantially due to higher interest rates and acquisition spend absorbing the free cash flow generated while the improved tax rate results from a change in the profile of profits earned and the completion of acquisition financing structures.

Organic revenue growth, which represents like-for-like growth after adjusting for acquisitions, disposals and the impact of foreign exchange translation, was **3.7%** (2004: 4.2%). At business segment level, Ingredients revenue grew **5%** (2004: 5%) organically while Consumer Foods' organic revenue growth was **2%** (2004: 2%). On a geographical basis, organic revenue growth by destination was **4%** (2004: 6%) in the Americas, **3%** (2004: 3%) in Europe and **7%** (2004: 15%) in Asia Pacific.

Trading margin was maintained at **8.6%** (2004: 8.6%) in 2005 despite increases in energy, packaging and other input costs. This represents a recovery from the first half of the year for which the Group reported a reduction in trading margin of 10 basis points over the comparable period. This was achieved through commercial actions and the effects of rationalisation and efficiency initiatives materialising during the period. Trading margins in Ingredients and Consumer Foods were unchanged year-on-year at **9.4%** and **7.1%** respectively.

Free cash flow is seen as an important indicator of the strength and quality of the business and the availability to the Group of funds for reinvestment or for return to the shareholder. In the reporting period under review the Group achieved a free cash flow of **€248m** (2004: €291m), which represents a ratio against turnover of **5.6%** (2004: 7.1%).

Free cash flow

	2005 €m	2004 €m	2003 €m	2002 €m	2001 €m
EBITDA*	481.9	447.4	392.3	390.4	330.9
Decrease/(increase) in working capital	0.8	34.4	8.0	46.1	(34.0)
Capital expenditure (net)	(119.9)	(91.3)	(92.8)	(92.2)	(89.0)
Finance costs	(64.3)	(45.8)	(40.8)	(49.8)	(45.7)
Taxation	(50.7)	(53.6)	(40.5)	(43.6)	(44.3)
Free cash flow	**247.8**	**291.1**	**226.2**	**250.9**	**117.9**

*Earnings before finance costs, taxation, depreciation (net), intangible asset amortisation and non-trading items.

Return on investment is measured by the Group in a number of ways however, primary among these, is the return on shareholders' equity. The return on average equity in 2005 was **15.2%** (2004: 15.5%), which represents a consistent rate of return in excess of 15% in line with previous years.

Financing structure

The financing structure of the Group is managed in order to maximise shareholder value while allowing the Group to take advantage of opportunities that might arise to grow the business. The Group targets acquisition and investment opportunities that are value enhancing and the Group's policy is to fund these transactions from borrowings while maintaining its investment grade debt status. This policy is managed by setting debt to EBITDA targets although flexibility is built into the targets to accommodate significant acquisition opportunities. Any expected variation from these targets must be reversible within twelve months; otherwise consideration would be given to issuing additional equity in the Group.

Net debt

As discussed earlier free cash flow of **€248m** (2004: €291m) was generated during the year. This was utilised as follows:

- Expenditure on acquisitions net of disposals including deferred consideration on prior year acquisitions of **€243m** (2004: €727m);
- Cash spent on non-trading items of **€15m** (2004: €17m);
- Equity dividends paid of **€27m** (2004: €24m); and
- Proceeds received from the issue of shares of **€4m** (2004: €10m).

All of the above resulted in an increase in borrowings of **€33m** (2004: €467m), which following an exchange translation adjustment of **€105m** (2004: €(35)m) resulted in an increase in net debt of **€138m** over 2004. The exchange translation adjustment in 2005 results primarily from borrowings denominated in US Dollars translated at a year-end rate of 1.18 compared to 1.36 at the end of 2004. Net debt at the end of 2005 was **€1,275m** (2004: €1,137m).

Net debt is subject to seasonal fluctuations that can be up to 20% above year-end debt levels. Group net debt peaked at just over €1.5bn in September 2005.

The majority of Group borrowings are subject to financial covenants calculated in accordance with lenders' facility agreements. Principal among these are:

- The ratio of net debt to EBITDA of a maximum 3.5 times and
- EBITDA to net interest charge of a minimum 4.75 times.

Group treasury monitors compliance with all financial covenants.

Principal financial ratios

	2005	2004
EBITDA: Net Interest*	**8.0**	9.3
Net debt: EBITDA*	**2.6**	2.6


EBITDA/Net Interest*
12
10
8
6
4
2
0
2001
2002
2003
2004
2005
Net Debt/EBITDA*
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2001
2002
2003
2004
2005

*Calculated in accordance with lenders' facility agreements

Financial Review

Funding and liquidity management

Group funding and liquidity is managed by ensuring that sufficient facilities are available from diverse funding sources with an appropriate spread of debt maturities.

Group businesses are funded from cash generated from operations and with borrowings from banks and other capital markets. It is Group policy to ensure that:

- Sufficient facilities are available to cover its gross forecast debt by 1.25 times and
- 75% of total facilities available are committed.

Total facilities available at the balance sheet date were **€2bn** of which 76% was committed.

Funding is sourced from banks via syndicated and bilateral arrangements and from US institutional investors. During 2005 a new €250m term debt facility was arranged through our bank syndicate. This facility is due to mature in 2010 and is subject to a bullet repayment on that date.

The Group aims to ensure that a minimum of 70% of net debt matures after more than 3 years and 40% matures after more than 5 years. At 31 December 2005 the actual maturity percentages were **75%** and **36%** respectively.

All Group credit facilities are arranged and managed by Group Treasury and approved by the Board of Directors. Where possible facilities have common security, financial covenants and terms and conditions.

Treasury risk management

The Group has a clearly defined Financial Risk Management Programme, which is approved by the Board of Directors and is subject to regular monitoring by the Finance Committee and Group Internal Auditors. The Group operates a centralised treasury function, which manages the financial risks of the Group. The Group does not engage in speculative trading.

The principal objectives of the Group's Financial Risk Management Programme are:

- to manage the Group's exposure to foreign exchange rate risk;
- to manage the Group's exposure to interest rate risk;
- to manage the Group's exposure to commodity price risk;
- to ensure that the Group has sufficient credit facilities available; and
- to ensure that counter-party credit risk is monitored and managed.

Residual exposures not managed commercially are hedged using approved financial instruments.

Foreign exchange risk

The Group is exposed to transactional foreign currency risk on trading activities conducted by subsidiaries in currencies other than their functional currency. The principal foreign currency transaction exposures arise on Sterling and US Dollar payables and receivables against a Euro base and represent less than 10% of Group revenue.

Group policy is to manage foreign currency exposure commercially and through netting of exposures wherever possible. Any residual exposures arising on foreign exchange transactions are hedged in accordance with Group policy using approved financial instruments, which consist primarily of spot and forward exchange contracts and currency swaps.

The Group has significant investments in overseas operations that give rise to exposure from changes in foreign exchange rates upon translation. The Group minimises the effect of balance sheet translation exposure through matching net foreign currency investments with foreign currency borrowings where possible.

The Group does not hedge translation exposure on the retranslation of the profits of foreign currency subsidiaries on the basis and to the extent that they are not intended to be repatriated.

Interest rate risk

The Group's exposure to interest rate risk is managed by optimising the mix of fixed and floating rate borrowings.

The underlying borrowings of the Group are arranged on both a fixed and floating rate basis with interest rate swaps and forward rate agreements used to alter the mix of these borrowings. At the year-end **96%** (2004: 60%) of debt was held at floating rates. If the interest rates applicable to floating rate debt were to rise by 1% over the year to December 2006 the net finance charge of the Group before tax could increase by 20%.

Further information on borrowings and financial liabilities is contained in note 17 to the financial statements.

Commodity price risk

Commodity price volatility can create significant risk or exposure to the Group. The Group operates a commodity price risk management policy to manage commodity price risk without increasing the financial risk to the Group. The primary objective is to use common risk management techniques such as contract negotiation and economic derivative hedging to mitigate risk.

Derivatives are traded with approved counter-parties to hedge movements in commodity prices, principally cheese, wheat, sugar, butter and various spices where available. Trading is strictly controlled and only pre-approved instruments may be used. All instruments are traded on recognised exchanges and typically have a maturity of less than twelve months.

Counter-party risk

Cash deposits and other financial instruments give rise to credit risk on the amounts due from counter-parties. The Group controls and monitors the distribution of this exposure by ensuring that all financial instruments are held with reputable and financially secure institutions and that exposure to credit risk is distributed across a number of institutions. At the year end all cash, short-term deposits and other liquid investments had a maturity of less than six months. The Group is of the opinion that the likelihood of default by a counter-party leading to material loss is minimal.

Financial History

Kerry Group Consolidated Income Statement
10 Year History

	1996 €'000	1997 €'000	1998 €'000	1999 €'000
Revenue	1,565,908	1,706,692	2,200,001	2,456,352
Trading profit	115,031	133,184	173,379	203,614
Intangible asset amortisation	–	–	(9,573)	(12,103)
Operating profit before non-trading items	115,031	133,184	163,806	191,511
Finance costs	(35,395)	(33,437)	(44,744)	(42,309)
Profit before taxation and non-trading items	79,636	99,747	119,062	149,202
Income taxes	(15,983)	(22,992)	(30,740)	(44,298)
Profit after taxation and before non-trading items	63,653	76,755	88,322	104,904
Non-trading items (net of tax)	–	–	112	(26,663)
Profit after taxation and attributable to equity shareholders	63,653	76,755	88,434	78,241
Adjusted earnings per ordinary share (cent)*	38.7	46.7	57.4	68.0

*Adjusted earnings per ordinary share before intangible asset amortisation and non-trading items (net of tax)

Note: 1996 to 2003 are presented under Irish/UK GAAP and have not been restated to IFRS

2000 €'000	2001 €'000	2002 €'000	2003 €'000	2004 €'000	2005 €'000
2,621,913	3,002,781	3,754,808	3,693,410	4,128,736	**4,429,777**
233,747	260,445	305,410	308,519	355,780	**380,213**
(15,364)	(23,367)	(41,401)	(48,103)	(9,822)	**(10,331)**
218,383	237,078	264,009	260,416	345,958	**369,882**
(45,680)	(47,644)	(50,238)	(37,356)	(51,815)	**(68,353)**
172,703	189,434	213,771	223,060	294,143	**301,529**
(51,641)	(58,330)	(66,465)	(62,980)	(74,919)	**(65,695)**
121,062	131,104	147,306	160,080	219,224	**235,834**
450	2,030	(43,403)	897	(15,174)	**42**
121,512	133,134	103,903	160,977	204,050	**235,876**
79.2	87.9	101.8	112.1	122.9	**131.6**

Directors and Other Information







































Directors

1 Denis Buckley, *Chairman*
2 Hugh Friel, *Chief Executive**
3 Denis Cregan, *Deputy Chief Executive**
4 Brian Mehigan, *Chief Financial Officer**
5 Flor Healy, *CEO Kerry Foods**
6 Stan McCarthy, *President & CEO Kerry Ingredients Americas**
7 Patrick A. Barrett
8 James V. Brosnan
9 Denis Carroll
10 Walter Costelloe
11 Michael Dowling
12 Noel Greene
13 Kevin Kelly
14 Eugene McSweeney
15 Desmond O'Connor
16 Donal O'Donoghue
17 Roger Robbins
18 Michael J. Sullivan
19 Denis Wallis

all of Prince's Street, Tralee, Co. Kerry, Ireland
**Executive*

Secretary and registered office

Brian Durran
Prince's Street
Tralee
Co. Kerry
Ireland

Registrar and share transfer office

Brian Durran
Registrar's Department
Kerry Group plc
Prince's Street
Tralee
Co. Kerry
Ireland

Website

www.kerrygroup.com

The Directors submit their Annual Report together with the audited financial statements for the year ended 31 December 2005.

Principal activities

Kerry Group is a major international food corporation. The Group is a leading provider of food ingredients and flavour technologies to the global food and beverage industries and is also a leading consumer foods processor and supplier in selected EU markets.

Listed on the Irish and London Stock Exchanges and since December 2004, operating a Level 1 American Depositary Receipt (ADR) Programme through the Bank of New York, USA, Kerry has 150 manufacturing facilities across five continents and provides over 10,000 food and ingredient products via its network of international sales and technical centres to a wide customer base in over 140 countries.

Through a commitment to excellence, technological creativity, total quality, superior customer service and the wholehearted commitment of all employees, Kerry aims to continue to enhance its leadership position as a global food ingredients supplier and to further develop its consumer foods business in Ireland and the United Kingdom.

Results and dividends

The Directors are pleased to report profit attributable to equity shareholders of **€235.9m** for the year. Earnings per share before intangible asset amortisation and non-trading items (net of tax) increased **7.1%** over 2004 to **131.6 cent**. Revenue for the year amounted to **€4.4 billion** (2004: €4.1 billion) an increase of **7.3%**. Further details of the results for the year are set out in the Consolidated Income Statement on page 56, in the related notes forming part of the financial statements and in the Business Review. The Group's key performance indicators are dealt with in the Financial Review.

On 27 February 2006, the Directors recommended a final dividend totalling **€20.6m** in respect of the year ended 31 December 2005 (see note 8 to the financial statements). This dividend is in addition to the interim dividend paid to shareholders on 25 November 2005, which amounted to **€9.4m**.

The payment date for the final dividend will be 26 May 2006 to shareholders registered on the record date 21 April 2006. This dividend per share is an increase of **15.8%** over the final dividend paid on 27 May 2005.

Share capital

During the year, **346,645** share options were exercised under the Group's Executive Share Option Scheme. Further details are shown in note 22 to the financial statements.

Acquisitions

The Group completed a number of acquisitions during the year. The businesses acquired are described in the Chief Executive's Review and in note 27 to the financial statements.

Events since the year end

Since the year end, the Group has sold the business and assets of St. Brendans Irish Cream Liqueur Company Limited following agreement on a management buy out of the business in association with Luxco (formerly the David Sherman Corporation).

Research and development

The Group is fully committed to ongoing technological innovation and invests resources accordingly to facilitate the development of platforms for continual growth. By leveraging its global resources and pooling its Group-wide technical knowledge, Kerry endeavours to be proactive in meeting customer needs and in efficiently exploiting market trends in the dynamic and competitive food marketplace.

Expenditure on research and development amounted to **€124.7m** in 2005 (2004: €110.9m).

Employees

Kerry Group's success has been built around the commitment, skills and creativity of the Group's employees. Retaining and developing their enthusiasm and determination to succeed is central to the Group's strategy to grow in the years ahead.

The diverse international structures within the Group require a dedication to communication and the exchange of ideas to facilitate creativity and effective knowledge management.

Kerry will continue to ensure excellence in management practice through the ongoing development of business aligned human resource systems and initiatives. The Group provides structured training and development programmes for employees through which they can enhance the skills, knowledge and capability necessary for further growth within the organisation.

(continued)

The Group is committed to the principle of equality and complies with all relevant equality and anti-discrimination legislation.

The average employment of the Group worldwide in 2005 was **23,255** (2004: 21,671).

The environment and the community

Kerry is committed to its social and legal responsibilities with regard to its people, the communities within which it operates and to the environment at large. This commitment is borne out by its continued investment in facilities, systems and processes that manage waste emission, energy consumption and materials and packaging conservation. Through the adoption of best practice procurement policies, the Group also recognises the requirement to source sustainable raw materials as it continuously seeks to enhance its role as a leading international food company and supplier of quality products to its valued customers. The Group is fully committed to environmental protection as a fundamental part of all business activities and continues to develop employees' knowledge regarding environmental responsibilities and best practice.

Future developments

Kerry's leading technologies, nutritional focus and strong market positioning of its broad geographic spread of business, augur well for future growth and development of the Group.

Exploiting its market leading Kerry Bio-Science technologies across its flavour development and unrivalled ingredients applications platforms will contribute increased added-value product innovation through the Group's valued international customer base. With the increased focus on personalised nutrition and nutrigenetics, Kerry Bio-Science Sheffield™ branded products are well positioned in several compounds in final clinical approval stage.

In the Group's selected consumer foods markets, Kerry Foods' leading brands and focus on premium growth sectors will continue to deliver on consumer nutritional and convenience requirements.

The Group continues to pursue value and technology enhancing acquisition opportunities.

Board of Directors

The Board consists of five executive and fourteen non-executive Directors. The current Directors are as listed on page 36.

Chairman

Mr. Denis Buckley (60) is Chairman of the Company and a member of the Remuneration and Nomination Committee. He is also Chairman of Irish Agriculture Wholesale Society Limited and is a director of IAWS Group plc.

Executive Directors

Mr. Hugh Friel (61) is Chief Executive of the Company and has been with the Group since its formation.

Mr. Denis Cregan (59) is Deputy Chief Executive of the Company and has been with the Group since its formation. He is Chief Executive Officer (CEO) of the Group's Ingredients Division. He is also Chairman of Kerry Airport plc.

Mr. Brian Mehigan, FCA, (44) is the Group's Chief Financial Officer.

Mr. Flor Healy (43) is CEO of Kerry Foods, the Group's Consumer Foods Division.

Mr. Stan McCarthy (48) is President and CEO of Kerry Ingredients Americas.

Non-executive Directors

Mr. Patrick A. Barrett (62) is a director of Kerry Co-operative Creameries Limited.

Mr. James V. Brosnan (64) is a director and Council Member of Irish Co-operative Organisation Society Limited and is a director of Kerry Co-operative Creameries Limited. He is a member of the Audit Committee.

Mr. Denis Carroll (55) is a director of Kerry Co-operative Creameries Limited.

Mr. Walter Costelloe (66) is a director of Kerry Co-operative Creameries Limited.

Mr. Michael Dowling (61) is a director of a number of private companies. He is a former Secretary General of the Department of Agriculture and Food in Ireland and is a visiting professor in the Faculty of Food Science and Technology at National University of Ireland, Cork. He is Chairman of the European Commission's conciliation body and head of Agri Strategy in Allied Irish Banks plc. He is Chairman of the Audit Committee and a member of the Remuneration and Nomination Committee.

Mr. Noel Greene (49) was appointed to the Board on 13 January 2006. He is a director of Kerry Co-operative Creameries Limited.

Mr. Kevin Kelly, FCA, (64) is Chairman of Schroeder Private Equity Funds plc, a director of Project Management Limited and a number of other private companies. He was formerly Managing Director of AIB Bank. He is Chairman of the Remuneration and Nomination Committee and a member of the Audit Committee.

Mr. Eugene McSweeney (49) is Chairman of Kerry Co-operative Creameries Limited and is a member of the Remuneration and Nomination Committee.

Mr. Desmond O'Connor (57) is a director of National Cattle Breeding Centre Limited and Kerry Co-operative Creameries Limited.

Mr. Donal O'Donoghue (61) was appointed to the Board on 24 May 2005. He is a director of Kerry Co-operative Creameries Limited.

Mr. Roger Robbins (53) was appointed to the Board on 13 January 2006. He is a director of Kerry Co-operative Creameries Limited.

Mr. Michael J. Sullivan, JD, (66) served as the US Ambassador to Ireland from January 1999 to June 2001 and as Governor of the State of Wyoming between January 1987 and January 1995. He is a non-executive director of Allied Irish Banks plc, Sletten Construction Inc. and Cimarex Energy Inc. He is a member of the Bar, State of Wyoming.

Mr. Denis Wallis (56) is a director of Kerry Co-operative Creameries Limited and was appointed as a member of the Audit Committee on 13 January 2006.

Board changes

Mr. Cathal Foley, who did not seek re-election at the Annual General Meeting of the Company held on 24 May 2005, retired from the Board on that date. He was replaced by Mr. Donal O'Donoghue.

Mr. Noel Greene and Mr. Roger Robbins were appointed to the Board on 13 January 2006 to fill the vacancies arising from the retirement of Mr. Patrick Minogue and Mr. Timothy G. Horan. Mr. Noel Greene and Mr. Roger Robbins are directors of Kerry Co-operative Creameries Limited (KCC).

Election of Directors

Under Article 102 of the Articles of Association of the Company, Mr. Noel Greene and Mr. Roger Robbins, who were appointed to the Board since the previous Annual General Meeting (AGM), will retire at the AGM to be held on 19 May 2006 and are seeking re-election at that meeting.

In addition, Mr. Denis Cregan, Mr. Michael Dowling, Mr. Hugh Friel, Mr. Kevin Kelly and Mr. Denis Wallis will retire by rotation at the same meeting and, being eligible, are offering themselves for re-election.

In accordance with the provisions of the Combined Code on Corporate Governance the Chairman Mr. Denis Buckley and Mr. Eugene McSweeney, being Directors who have each served a period in excess of nine years on the Board will retire at the AGM and are seeking re-election.

The Board recommends the re-election of all Directors seeking re-election.

Directors' and Company Secretary's interests

The interests of the Directors and Company Secretary of the Company and their spouses and minor children in the share capital of the Company, all of which were beneficial, were as follows:

	Number of A Ordinary Shares	
	31 December 2005	31 December 2004
Directors		
Patrick A. Barrett	**20,992**	20,992
James V. Brosnan	**28,317**	28,317
Denis Buckley	**146,636**	146,636
Denis Carroll	**3,394**	3,394
Walter Costelloe	**13,030**	13,030
Denis Cregan	**287,500**	262,500
Michael Dowling	**2,200**	2,200
Hugh Friel	**345,000**	325,000
Noel Greene	**2,420**	2,420
Flor Healy	**32,097**	32,097
Kevin Kelly	**9,000**	9,000
Stan McCarthy	**36,279**	36,279
Eugene McSweeney	**28,017**	28,017
Brian Mehigan	**35,000**	35,000
Desmond O'Connor	**41,388**	41,388
Donal O'Donoghue	**2,000**	2,000
Roger Robbins	**430**	430
Michael J. Sullivan	**–**	–
Denis Wallis	**3,764**	4,064
Company Secretary		
Brian Durran	**10,000**	10,000

The above holdings have not changed between 31 December 2005 and the date of this report.

Directors' and Company Secretary's interest in share options

	Number of shares over which options are held				
	At beginning of year	At end of year	Option price	Earliest exercisable date	Latest exercisable date
Directors					
Hugh Friel	200,000	**200,000**	€8.00	30 June 2000	1 October 2010
Denis Cregan	200,000	**200,000**	€8.00	30 June 2000	1 October 2010
Brian Mehigan	–	**–**	–	–	–
Flor Healy	–	**–**	–	–	–
Stan McCarthy	–	**–**	–	–	–
Company Secretary					
Brian Durran	20,900	**20,900**	€8.00	30 June 2000	1 October 2010

There has not been any contract or arrangement with the Company or any subsidiary during the year in which a Director of the Company was materially interested and which was significant in relation to the Group's business.

Substantial interests

The Directors have been notified of the following shareholdings of 3% or more in the issued share capital of the Company:

Shareholder	Number Held	%
Kerry Co-operative Creameries Limited	57,728,665	30.8
AIM Funds Management Inc.	15,134,096	8.1
Bank of Ireland Asset Management Limited	8,152,277	4.4

Apart from the aforementioned, the Company has not been notified of any interest of 3% or more in the issued share capital of the Company.

Statement of Directors' responsibilities

Irish company law requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the European Union and comply with Irish statute comprising the Companies Acts, 1963 to 2005, the European Communities (Companies: Group Accounts) Regulations, 1992, Article 4 of the IAS Regulations and the Listing Rules of the Irish and London Stock Exchanges. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Corporate governance

Kerry Group plc is committed to achieving high standards of corporate governance throughout the Group. The Financial Reporting Council revised the Combined Code on Corporate Governance in July 2003. A full review of its requirements has been carried out and the Board considers, based on changes implemented since 1 January 2004, that it has complied with its provisions, except in relation to the requirement to appoint a senior independent Director; the reasons for which are detailed below.

The Board of Directors

The Board leads and maintains effective control over the Group's activities and comprises a non-executive Chairman, a Chief Executive, a Deputy Chief Executive, three other executive Directors and thirteen non-executive Directors.

The Board has a formal schedule of matters specifically reserved to it for decision which includes approval of the overall Group strategic plan, annual budgets (revenue and capital), acquisitions and divestitures and major corporate activities. The division of duties between the Chairman and the Chief Executive is formally established, set out in writing and agreed by the Board. The Chairman ensures that all Directors have full and timely access to such information as they require to discharge their responsibilities fully and effectively – they receive monthly Group management financial statements and reports. Board papers are sent to each in sufficient time before Board meetings. Each Director has access to the advice and services of the Company Secretary, whose responsibility it is to ensure that Board procedures are followed and that applicable rules and regulations are complied with. In accordance with an agreed procedure, in the furtherance of their duties, each Director is, in addition, able to take independent professional advice at the Company's expense. Appropriate training and briefing is available to all Directors on appointment to the Board, with further training available subsequently as required.

The Board is of the opinion that the non-executive Directors as a group are of sufficient calibre and number to bring strength and independence to the Board and hence has not nominated any one non-executive Director to be a senior independent Director.

The non-executive Directors meet, at least annually, as a group without the executive Directors present. During such meetings, the non-executive Directors have the opportunity to discuss any issues and, at least annually, appraise the Chairman's performance.

Ten of the non-executive Directors of the Company are directors of KCC, which at the date of this report is the holder of 31% of the issued share capital of the Company. The shareholding of KCC in Kerry Group plc is a financial investment based on the expectation, similar to other shareholders, of a dividend income and capital appreciation. Notwithstanding that these Directors represent a significant shareholder, the Board has determined that they are independent in character and judgement.

One of the ten Directors, Mr. Eugene McSweeney, together with the Chairman of the Board, Mr. Denis Buckley, have each served on the Board for more than nine years from the date of their first election. The Board has considered the knowledge, skills and experience of both and believes each of them to be independent in character and judgement and to be of significant benefit to the Board.

The Board meets on a regular basis with specific meetings to consider the interim and full year results. It met on ten occasions during the year under review. Attendances at scheduled Board and Board Committee Meetings during the year ended 31 December 2005 were as set out hereunder.

	Board		**Audit Committee**		**Remuneration & Nomination Committee**	
Directors	**Held**	**Attended**	**Held**	**Attended**	**Held**	**Attended**
Patrick A. Barrett	10	9	-	-	-	-
James V. Brosnan	10	10	4	4	-	-
Denis Buckley	10	9	-	-	4	4
Denis Carroll	10	10	-	-	-	-
Walter Costelloe	10	10	-	-	-	-
Denis Cregan	10	8	-	-	-	-
Michael Dowling	10	10	4	4	4	4
Cathal Foley**	10	4	-	-	-	-
Hugh Friel	10	10	-	-	-	-
Noel Greene*	-	-	-	-	-	-
Flor Healy	10	9	-	-	-	-
Timothy G. Horan	10	10	-	-	-	-
Kevin Kelly	10	9	4	3	4	4
Stan McCarthy	10	7	-	-	-	-
Eugene McSweeney	10	10	-	-	4	4
Brian Mehigan	10	10	-	-	-	-
Patrick Minogue	10	10	4	4	-	-
Desmond O'Connor	10	10	-	-	-	-
Donal O'Donoghue***	10	5	-	-	-	-
Roger Robbins*	-	-	-	-	-	-
Michael J. Sullivan	10	8	-	-	-	-
Denis Wallis	10	10	-	-	-	-

The above table lists the number of meetings held and attended in 2005.

**Appointed 13 January 2006*
***Retired 24 May 2005*
****Appointed 24 May 2005*

At a meeting in October 2005 the non-executive Board members, led by the Chairman, undertook a formal review of its own performance, its committees and individual Directors. In relation to the Board itself, performance evaluation was conducted through a review of a range of issues including Board composition, ability and effectiveness, its role and responsibilities, strategic development benchmarking and its financial control and risk management policies. A similar process was conducted for the evaluation of the Audit Committee and the Remuneration and Nomination Committee with additional focus given to the experience, expertise and knowledge of the committee members on the respective committees. The Chairman appraised each of the non-executive Directors individually on issues such as independence, contribution and attendance at Board meetings, interaction with executive Directors, the Company Secretary and senior management, their ability to communicate issues of importance and concern, their knowledge and effectiveness at meetings and the overall time spent and commitment to their role on the Board.

At the same meeting, the non-executive Directors formally appraised the performance of the Chairman, who was not present for this part of the meeting. The appraisal was in the same format as that used for the evaluation of the other non-executive Directors but where leadership, communication and agenda-setting skills were also addressed.

In accordance with the Articles of Association, all Directors are subject to election by shareholders at the next AGM following their appointment. All Directors are required to retire by rotation every three years and may submit themselves for re-election.

The Board has delegated authority to two committees of the Board on a number of specific matters as detailed below:

Audit Committee

The Audit Committee comprises Mr. James V. Brosnan, Mr. Kevin Kelly, Mr. Denis Wallis and is chaired by Mr. Michael Dowling, all of whom are non-executive Directors. Mr. Denis Wallis was appointed to the Committee on 13 January 2006 in place of Mr. Patrick Minogue who retired. The Committee meets at least four times a year.

The main role and responsibilities of the Committee are set out in written terms of reference and are available on request.

The Committee reviews the arrangements in place that allow employees to raise any concerns about possible wrongdoings in financial reporting or other matters. If required it will ensure that appropriate investigation and follow up action is taken.

The Committee has agreed a process under which it reviews its own effectiveness and recommends any necessary changes to the Board.

The Committee also monitors and reviews the effectiveness of the internal audit function.

The Audit Committee makes recommendations to the Board in relation to the appointment of the external auditors. Each year the Audit Committee meets with the external auditors and reviews their report on quality control procedures and on the safeguards which they have put in place to ensure their objectivity and independence in accordance with regulatory and professional requirements. The Audit Committee also reviews the external audit plan and the findings from the audit of the financial statements.

The Audit Committee has a process in place to ensure that the independence of the audit is not compromised, which includes monitoring the nature and extent of services provided by the external auditors through its annual review of fees paid to the external auditors for audit and non-audit services.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee comprises Mr. Kevin Kelly (Chairman), Mr. Denis Buckley, Mr. Michael Dowling and Mr. Eugene McSweeney, all of whom are non-executive Directors. The Committee met on four occasions during the year under review.

The Remuneration and Nomination Committee has written terms of reference covering the authority delegated to it by the Board. The role of the Remuneration and Nomination Committee is twofold. The first role is to determine executive Directors' remuneration, which is reviewed annually. The Committee consults with the Group's Chief Executive in relation to executive Directors' remuneration and has access to internal and external professional advice as required. Decisions are made within agreed reference terms, with meetings held as required. Members of the Committee have no personal interest in the outcome of their decisions and give due regard to the interests of shareholders and the performance of the Company. The second role of the Committee relates to nomination responsibilities, which include considering the need for and the making of Board appointments, both executive and non-executive.

On 13 January 2006, Mr. Noel Greene and Mr. Roger Robbins, both of whom are Directors of KCC and whose appointment was recommended by the Committee, were co-opted to the Board to fill the vacancies arising from the retirement of Mr. Patrick Minogue and Mr. Timothy G. Horan respectively. Resolutions to re-elect Mr. Greene and Mr. Robbins, in accordance with Article 102 of the Articles of Association of the Company, will be submitted to shareholders for consideration at the AGM to be held on 19 May 2006. The Committee considered that the engagement of an external search consultancy or use of open advertising was not justified in the appointment of Mr. Greene and Mr. Robbins as KCC conducts a selection process before nominating members of its board for appointment to the Board of the Company.

Remuneration

Remuneration policy

The Group's remuneration policy is to ensure that executive Directors' remuneration properly reflects their duties and responsibilities, and is sufficient to attract, retain and motivate people of the highest quality worldwide. Remuneration includes performance related elements designed to align Directors' interests with those of shareholders and to encourage performance at the highest levels. In setting remuneration levels, the Remuneration and Nomination Committee has regard to comparable companies in terms of both the size of the Group and the geographical spread and complexity of its business. It also considers pay and employment conditions elsewhere in the Group. Full details of the Directors' remuneration are given on pages 44 and 45.

Executive Directors' remuneration comprises basic salary, performance related incentive awards, participation in pension schemes, share option incentives and other benefits.

Executive Directors' basic salary
The Remuneration and Nomination Committee sets the basic salary and other benefits of each executive Director by reference to individual performance and external market data.

Pensions
The executive Directors participate in the Group's general pension scheme with contributions and pension benefits based on basic salary (performance related incentive awards are excluded).

Other benefits
Other benefits relate primarily to cars.

Performance related incentive awards
Executive Directors participate in performance related annual bonus schemes, which are based on achieving predetermined earnings growth targets set by the Remuneration and Nomination Committee. The structure of the scheme is reviewed regularly to ensure that it develops in line with the Group's strategic goals.

Share based incentives
The Remuneration and Nomination Committee approves the terms, conditions and allocation of share options to executive Directors and senior executives. A total of **400,000** shares are held under option by the executive Directors as at 31 December 2005 and the respective amounts are shown on page 40.

Non-executive Directors' remuneration
Non-executive Directors' fees, which are determined by the Board as a whole, fairly reflect the responsibilities and time spent by the directors on the Group's affairs. In determining the fees, which are set within the limits approved by shareholders, consideration is given to both the complexity of the Group and the level of fees paid to non-executive Directors in comparable companies. Non-executive Directors do not participate in the Group's incentive plans, pension/superannuation arrangements or other elements of remuneration provided to the executive Directors.

Service contracts
The Group does not have any service contracts with its Directors.

Directors' remuneration
Disclosures regarding Directors' remuneration have been drawn up on an individual Director basis in accordance with the requirements of both the Combined Code and the Irish Stock Exchange:

a) Executive Directors' remuneration

	Salaries 2005 €'000	Performance related 2005 €'000	Benefits-in-kind 2005 €'000	Pension 2005 €'000	Total 2005 €'000	Total 2004 €'000
Hugh Friel	**675**	**330**	**33**	**163**	**1,201**	1,154
Denis Cregan	**565**	**277**	**43**	**136**	**1,021**	969
Brian Mehigan	**400**	**176**	**22**	**95**	**693**	616
Flor Healy	**404**	**230**	**10**	**99**	**743**	525
Stan McCarthy	**425**	**250**	**22**	**11**	**708**	787
Michael Griffin	**–**	**–**	**–**	**–**	**–**	77
	2,469	**1,263**	**130**	**504**	**4,366**	4,128

b) Executive Directors' benefits under defined benefit pension schemes

	Accrued benefits on leaving service at end of year		
	Increase during year (excluding inflation) €'000	Accumulated total at end of year €'000	Transfer value of increase in accumulated accrued benefits €'000
Hugh Friel	**19**	**441**	**-**
Denis Cregan	**28**	**366**	**40**
Brian Mehigan	**21**	**134**	**176**
Flor Healy	**18**	**114**	**147**
Stan McCarthy	**42**	**164**	**314**
2005	**128**	**1,219**	**677**
2004	67	1,050	248

c) Non-executive Directors' remuneration

	Fees 2005 €	Fees 2004 €
Patrick A. Barrett	**29,828**	20,000
Denis Buckley	**170,000**	150,000
James V. Brosnan	**44,832**	30,000
Denis Carroll***	**29,828**	–
Walter Costelloe	**29,828**	20,000
Michael Dowling	**90,000**	80,000
Richard Fitzgerald**	–	8,333
Cathal Foley*	**12,433**	20,000
Philip Healy**	–	8,333
Timothy G. Horan	**26,999**	18,334
Kevin Kelly	**90,000**	80,000
Thomas McEnery**	–	20,000
Eugene McSweeney	**44,913**	30,000
Patrick Minogue	**44,940**	30,000
Patrick O'Connell**	–	12,500
Desmond O'Connor	**29,887**	18,334
Donal O'Donoghue***	**17,395**	–
Michael J. Sullivan	**55,000**	50,000
Denis Wallis	**29,887**	20,000
	745,770	615,834

**Retired during the year*
***Retired during 2004*
****Appointed during the year*

Non-executive Directors' remuneration consists of fees only. The total remuneration for all Directors in 2005 amounted to **€5,111,770** (2004: €4,743,834). There were no other emoluments paid to the executive or non-executive Directors other than as disclosed above.

Executive share option scheme

The Group operates an executive share option scheme, the terms and conditions of which were approved by shareholders. The policy is to grant options under the scheme to key executives across the Group to encourage identification with shareholder interests. Currently, approximately **260** executives worldwide hold options. Details of the options outstanding are presented in note 22 to the financial statements.

Relations with shareholders

The Company understands the importance of communicating with its shareholders and does this through its Annual and Interim Reports, at the AGM and through the processes described below.

Although most shareholder contact is with the Chief Executive and the Chief Financial Officer, supported by management specialising in investor relations, it is the responsibility of the Board as a whole to ensure that a satisfactory channel of communication with shareholders exists. The Board strongly supports a programme of regular ongoing communication with the Company's shareholders. The programme, which is formalised within an investor relations framework, includes presentations of interim and full year results and regular meetings of senior management with the Company's institutional investors. The Group's website (www.kerrygroup.com) allows a significant amount of published material, including results and presentations, to be readily accessible to all shareholders on demand. Regular communication is also entered into with individual shareholders on a wide range of issues through this medium.

The AGM provides an opportunity for the Directors to deliver presentations on the business and for shareholders, both institutional and private, to question the Directors directly. The Chairman of the Board, together with the Chairmen of the Audit Committee and the Remuneration and Nomination Committee, are available to answer questions as required. Notice of the AGM, proxy statement and the Annual Report and Accounts, are sent to shareholders at least 20 working days before the meeting. A separate resolution is proposed at the AGM on each substantially separate issue including a particular resolution relating to the report and accounts. Details of the proxy votes for and against each resolution, together with details of votes withheld are announced after the result of the votes by hand.

Accountability and audit

A statement relating to the Directors' responsibilities in respect of the preparation of the financial statements is set out on page 41 with the responsibilities of the Company's Independent Auditors outlined on page 49.

Going concern

The financial statements have been prepared on the going concern basis and, as required by the Combined Code, the Directors report that they have satisfied themselves that the Group is a going concern, having adequate resources to continue in operational existence for the foreseeable future. In forming this view the Directors have reviewed the Group's budget for 2006, the medium term plans as set out in the rolling five year plan, and have taken into account the cash flow implications of the plans, including proposed capital expenditure, and compared these with the Group's committed borrowing facilities and projected gearing ratios.

Principal risks and uncertainties

Kerry Group operates in the dynamic and global food ingredients industry and in the consumer food industry in the UK and Ireland. As is the case with our competitors in these industries we are exposed to many and varied risks and uncertainties which are managed in order to make a profitable return to our stakeholders. The risks are managed, both in the short and long term, utilising the standard management processes adopted in the businesses along with the Group internal control and risk management processes described in the next section.

In accordance with the requirements of recent amendments to the Companies Acts, the principle risks and uncertainties facing the company are discussed below:

Commercial risks

We may experience loss of revenue growth momentum due to unforeseen events that impact our brands, our customers' brands, consumer dietary changes or food consumption patterns. Our spread of business and experience in the territories in which we operate, limits the concentration of these risks and allows mitigation through management actions.

Fluctuating raw material costs, competition between our customers, unusual competitive actions by our own competitors and the resultant difficulties in adjusting prices appropriately can have a detrimental impact on our operating margins. We deploy senior managers and subject matter experts in these areas to manage and mitigate such risks and adopt our own strategies over time to improve the positioning of our businesses in this regard.

A sudden speeding up or slowing down in the rate of innovation in our significant markets can impact both our ingredients and consumer foods businesses if we are not appropriately aligned. We invest a significant level of resource to ensure that we have the right technology response to each market that we serve.

In a given market, a slow rate of innovation or stagnation of consumer trends can lead to commoditisation of a particular category of ingredients. The Group supports our customers drive for choice and market stimulation through new product development. Where this dynamic is absent for a period of time the impact on our margins can be negative. We work closely with our customers and with consumers to ensure that we are aware of the trends that are occurring in the market place both positive and negative.

Other commercial risks can be considered under the heading of operational and technical compliance. These risks include such matters as managing compliance in an ever changing regulatory environment, specifically in the areas of health and safety, emissions and effluent and indeed in relation to the potential outbreak of disease in an animal population or contamination in any particular food category. The products and raw materials the Group employs in its operations are substantially all natural in make up and where disease or contamination could potentially occur we employ strict quality policies and disciplines to reduce the level of risk encountered to a minimal level.

Possibly the largest commercial risk encountered by the Group is the risk of executing a value destroying acquisition or large capital project. The Group has significant experience in this area within its management team and employs a thorough and disciplined approach to pre-acquisition due diligence and post-acquisition integration and restructuring. However the risk inherent in this area is very much to the fore in contemplating and managing such projects.

Financial risks

The geographic spread of the Group's business (across 19 countries of manufacture and over 100 in terms of sales) provides a number of challenges in relation to financial and markets risk and uncertainty. These risks include ensuring finance is available to the Group to carry out its mission, treasury risks, foreign exchange risks, interest rate risks, credit rating risk and market risk in relation to our employee retirement obligations. In addition risks such as inaccurate or delayed stock market reporting, internal control systems failure and IT systems failure could be considered under this heading. These risks and the Group's response to managing these risks are set out in detail in the Financial Review.

Human resources

The Group is critically aware that its performance in the short or longer term is only as good as the people that manage and run its operations. To this extent every effort is made to ensure that we have the optimal procedures and policies in place to attract, train and retain the capabilities and skill levels appropriate to succeed in our mission and business objectives.

Internal control

The Company, as required by the Irish and London Stock Exchanges, has complied with the Combined Code provisions on internal control, having established the procedures necessary to implement the guidance issued in the Turnbull Committee Report, and by reporting in accordance with that guidance.

The Board of Directors has overall responsibility for the Group's systems of internal control and risk management. It is also responsible for monitoring the effectiveness of these systems on an ongoing basis. The system of internal control provides reasonable, but not absolute, assurance of:

- The safeguarding of assets against unauthorised use or disposition; and
- The maintenance of proper accounting records and the reliability of the financial information it produces, for both internal use and for publication.

The key elements of the system are as follows:

- The Board of Directors reviews and approves a detailed annual budget each year which is used for comparison with monthly management accounts throughout the year;
- The Board of Directors also approves all major strategic decisions. Responsibility for each business unit is passed to local management and is overseen by the respective business manager in line with Group responsibility structures;
- Written policies and procedures are issued centrally for all material functional areas and are approved by the executive Directors. Specific responsibility is allocated to individual managers to monitor compliance with these policies;
- The Group operates a centralised treasury function which manages the financial risks of the Group;
- The Group has a clearly defined process and information system for controlling capital expenditure including use of appropriate authorisation levels. The overall capital expenditure programme for the year is reviewed by the Board of Directors on an ongoing basis with specific projects being approved by the Board at each meeting;
- Business acquisition and disposal decisions are taken exclusively by the Board of Directors;
- The Group Finance Committee has responsibility for raising finance, reviewing foreign currency risk, making decisions on foreign currency and interest rate hedging and managing the Group's relationship with its finance providers; and
- A procedure is in place across the Group for the submission of periodic risk and control reports from management, through the Audit Committee, to the Board. These reports emanate from the Group's Risk Assessment and Reporting System which covers financial, operational, business and compliance risks.

The Directors have procedures in place to enable them to continually monitor the effectiveness of the system of internal controls. These procedures include:

- The operations of the Audit Committee whose function it is to approve audit plans and deal with significant control issues raised by the internal and external auditors;
- The Group's internal audit function which continually reviews the internal controls and systems in all businesses and makes recommendations for improvement and reports to the Audit Committee;
- The Group has established a Corporate Compliance function designed to establish compliance policy and monitor compliance across the Group's countries of operation, carry out compliance reviews and share best practice among the compliance functions in the individual business units;
- As part of their normal audit procedures, the external auditors test the systems of internal control and report material weaknesses, if any, to the Audit Committee;
- The Board, through the Audit Committee, has completed an annual assessment of risk and controls. Internal audit has facilitated the Board in this assessment by preparing a consolidated Group Risk and Control Report for their review. In addition, as part of the monitoring process, the Audit Committee will immediately convene to deal with any significant control weaknesses reported by internal audit and management;
- Adherence to the policies outlined in the Group's procedures manual ensures all the key controls in the internal control system are complied with; and
- Any significant variance between the budget and the detailed monthly management accounts is investigated by management and remedial action is taken as necessary.

The Directors confirm that they have reviewed the effectiveness of the system of internal control operated during the period covered by these accounts and up to the date of this report. The procedures adopted also comply with the guidance contained in *Internal Control: Guidance for Directors on the Combined Code.*

Finally, to ensure that proper books of account are kept for the Company in accordance with section 202 of the Companies Act, 1990, the Directors have employed appropriately qualified accounting personnel and have maintained appropriate computerised accounting systems. The books of account are located at the Company's registered office.

Subsidiaries

The principal subsidiaries are listed in note 32 to the financial statements.

Auditors

The Auditors, Deloitte & Touche, Chartered Accountants, continue in office in accordance with section 160(2) of the Companies Act, 1963.

Retirement benefits

Information in relation to the Group's retirement benefit schemes is given in note 20 to the financial statements.

Taxation

So far as the Directors are aware, the Company is not a close company within the definition of the Taxes Consolidation Act, 1997. There has been no change in this respect since 31 December 2005.

Signed on behalf of the Board:



Denis Buckley, Chairman



Hugh Friel, Chief Executive

27 February 2006

Independent Auditors' Report to the Members of Kerry Group plc

We have audited the financial statements of Kerry Group plc for the year ended 31 December 2005 which comprise the Group Financial Statements including the Statement of Accounting Policies, the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Recognised Income and Expense, the Consolidated Reconciliation of Changes in Shareholders' Equity, the Consolidated Cash Flow Statement and the Company Financial Statements including the Company Balance Sheet, the Company Reconciliation of Changes in Shareholders' Equity, the Company Cash Flow Statement and the related notes 1 to 34. These financial statements have been prepared under the accounting policies set out in the Statement of Accounting Policies.

This report is made solely to the Company's members, as a body, in accordance with Section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The Directors are responsible, as set out in the Statement of Directors' Responsibilities, for preparing the Annual Report, including the preparation of the Group Financial Statements and the Parent Company Financial Statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union.

Our responsibility, as independent auditors, is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group Financial Statements and the Parent Company Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2005, the European Communities (Companies: Group Accounts) Regulations, 1992 and Article 4 of the IAS Regulations. We also report to you whether in our opinion proper books of account have been kept by the Company; whether, at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the Company; and whether the information given in the Report of the Directors is consistent with the financial statements. In addition, we state whether we have obtained all information and explanations necessary for the purposes of our audit and whether the Company's balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding Directors' remuneration and Directors' transactions is not given and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its internal controls.

We read the other information contained in the Annual Report and consider whether it is consistent with the financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Review, the Business Review, the Financial Review and the Report of the Directors. Our responsibilities do not extend to other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we evaluated the overall adequacy of the presentation of information in the financial statements.

Independent Auditors' Report to the Members of Kerry Group plc

(continued)

Opinion

In our opinion;

- the Group Financial Statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of affairs of the Group as at 31 December 2005 and of its profit for the year then ended;
- the Group Financial Statements have been properly prepared in accordance with the Companies Acts, 1963 to 2005, the European Communities (Companies: Group Accounts) Regulations, 1992 and Article 4 of the IAS Regulations;
- the Parent Company Financial Statements give a true and fair view, in accordance with IFRSs, as adopted for use in the European Union as applied in accordance with the provisions of the Companies Acts, 1963 to 2005, of the state of affairs of the Parent Company as at 31 December 2005; and
- the Parent Company Financial Statements have been properly prepared in accordance with the Companies Acts, 1963 to 2005 and Article 4 of the IAS Regulations.

We have obtained all the information and explanations we considered necessary for the purpose of our audit. In our opinion proper books of account have been kept by the Company. The Company's balance sheet is in agreement with the books of account.

In our opinion the information given in the Report of the Directors is consistent with the financial statements.

The net assets of the Company, as stated in the balance sheet are more than half the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2005 a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

Deloitte & Touche
Chartered Accountants and Registered Auditors
Deloitte & Touche House, Earlsfort Terrace, Dublin 2

27 February 2006

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union and their interpretations as issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC), applicable Irish law and the Listing Rules of the Irish and London Stock Exchanges. The IFRS and IFRIC interpretations that are applicable at 31 December 2005, including those that were applicable on an optional basis, are subject to amendments and interpretations by the IASB and IFRIC and there is an ongoing process of review and endorsement by the European Commission.

This is the first time that the consolidated financial statements have been prepared in accordance with IFRS. The Group's consolidated financial statements were prepared and published in accordance with Irish/UK Generally Accepted Accounting Principles (GAAP) until 31 December 2004. The disclosures required by IFRS 1 'First Time Adoption of IFRS' concerning the transition from Irish/UK GAAP to IFRS are given in note 34 of these financial statements. In these financial statements the 2004 comparatives have been restated in accordance with IFRS.

The Group applied the exemption available within IFRS 1 that permits the accounting for financial instruments applied under Irish/UK GAAP to be used in the comparative period to 31 December 2004. Note 33 of these financial statements discloses the impact of the adoption of IAS 32 'Financial Instruments: Presentation and Disclosure' and IAS 39 'Financial Instruments: Recognition and Measurement' on the Consolidated Balance Sheet as at 1 January 2005. The 2004 comparatives have not been restated for the impact of IAS 32 and IAS 39 as permitted within IFRS 1.

The Group has elected to adopt early the 'Amendment to International Accounting Standard (IAS) 19 Employee Benefits' in advance of the effective date of 1 January 2006. The Group has selected the option available within this standard for immediate recognition of all actuarial gains and losses outside of the Consolidated Income Statement.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial asset investments and financial liabilities (including derivative financial instruments), which are held at fair value.

IFRS does not define certain Income Statement headings. For clarity, the following are the definitions as applied by the Group:
- 'Trading profit' refers to the operating profit generated by the businesses before intangible asset amortisation and any profits or losses generated from non-trading items.
- 'Non-trading items' refers to gains or losses on the disposal of non-current assets or businesses, plant closures and any material acquisition or other related restructuring costs.
- 'Operating profit' is profit before taxation and finance costs.

The Group makes this distinction so as to give the reader a better understanding of the performance of the business.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries all of which prepare financial statements up to 31 December. The results of subsidiaries acquired or disposed of during the year are included in the Consolidated Income Statement from the date of their acquisition or up to the date of their disposal.

The purchase method of accounting is used for the acquisition of subsidiaries. The cost of the acquisition is measured at the aggregate fair values, at the date of exchange, of assets and liabilities assumed or incurred by the Group to obtain control and any directly attributable acquisition costs.

Reporting currency

The financial statements contained herein are presented in Euro.

Revenue

Revenue represents the value of sales to third party customers net of discounts, allowances, volume and promotional rebates and excludes VAT. Revenue is recognised when the significant risks and rewards of ownership are transferred to the customer, which is usually upon shipment.

Segmental analysis

The Group's primary format for segmental reporting is business segments and the secondary format is geographical segments. The risks and returns of the Group's operations are primarily determined by the different products that the Group produces rather than the geographical location of the Group's operations.

The Group has two business segments, Ingredients and Consumer Foods. Corporate activities, such as the cost of corporate stewardship, are reported along with the elimination of inter-group activities under the heading "Unallocated and Group Eliminations".

Segment assets and liabilities consist of property, plant and equipment, goodwill and intangible assets and other assets and liabilities that can be reasonably allocated to the reported segment. Unallocated segment assets and liabilities mainly include current and deferred income tax balances together with financial assets and liabilities.

The Group's geographical segments are Europe, Americas and Asia Pacific. The Group's geographical segments are determined by geographical location and similarity of economic environments.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Cost comprises purchase price and other directly attributable costs. Freehold land is not depreciated. Depreciation on the remaining property, plant and equipment is calculated by charging equal annual instalments to the Consolidated Income Statement so as to write off the cost of assets over the period of their expected useful lives at the following annual rates:

Buildings	2% - 5%
Plant, machinery and equipment	7% - 25%
Motor vehicles	20%

Non-current assets classified as held for sale

Non-current assets are classified as held for sale if their carrying value will be recovered through a sale transaction rather than through continuing use. This condition is met if the sale is highly probable, the asset is available for immediate sale in its present condition and management is committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets, including related liabilities, classified as held for sale are measured at the lower of carrying value and fair value less costs of disposal.

Intangible assets

Goodwill

Goodwill represents the difference between the cost of businesses acquired and the aggregate of the fair values of their identifiable net assets at the date of acquisition. Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous Irish/UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under Irish/UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal. At the date of acquisition, goodwill is allocated, for the purpose of impairment testing, to one or more cash generating units. Goodwill is tested for impairment annually and is carried at cost less accumulated impairment losses, where identified. Any impairment is recognised immediately in the Consolidated Income Statement and is not subsequently reversed.

Other intangible assets

Other intangible assets acquired as part of a business combination refers to brand related intangibles. These intangible assets are valued at their fair value at the date of acquisition. Intangible assets determined to have an indefinite useful life are not amortised and are subject to an annual impairment review. Indefinite life intangible assets are those for which there is no foreseeable limit to their expected useful life. The classification of intangible assets as indefinite is reviewed annually. Finite life intangible assets are amortised over the period of their expected useful lives in equal annual instalments.

Intangible assets separately acquired including computer software, which is not an integral part of an item of computer hardware, are stated at cost less accumulated amortisation and any impairment losses. Cost comprises purchase price and other directly attributable costs. These intangible assets are amortised over their expected useful lives by charging equal annual instalments to the Consolidated Income Statement.

Impairment of assets

Goodwill and other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment and whenever there is an indication that the asset may be impaired. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised immediately in the Consolidated Income Statement for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Any impairment is recognised immediately in the Consolidated Income Statement. When an impairment loss (other than on goodwill) subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, not exceeding its original carrying amount.

Inventories

Inventories are valued at the lower of weighted average cost and estimated net realisable value. Cost includes all expenditure incurred in the normal course of business in bringing the products to their present location and condition. Net realisable value is the estimated selling price of inventory on hand less all further costs to completion and all costs expected to be incurred in marketing, distribution and selling.

Income taxes

The income taxes charge includes current taxes payable based on taxable profit for the year and deferred taxes, which have been calculated on the basis set out in IAS 12 'Income taxes'. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the Consolidated Income Statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also charged or credited within equity.

Income taxes include all taxes based on the taxable profits of the Group. Deferred taxes are calculated based on the temporary differences that arise between the tax base of the asset or liability and its carrying value in the Consolidated Balance Sheet. Deferred tax is recognised on all temporary differences in existence at the balance sheet date except as provided under IAS 12. Deferred tax assets are recognised to the extent that it is probable that they will be recovered.

Deferred tax assets and deferred tax liabilities are offset where taxes are levied by the same taxation authority and relate to the same tax period and there is a legal right of offset between the assets and liabilities.

Retirement benefits

Payments to defined contribution plans are recognised in the Consolidated Income Statement as they fall due and any contributions outstanding at the period end are included as an accrual in the Consolidated Balance Sheet.

The cost of providing benefits and the liabilities of defined benefit plans are determined, using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date.

Current service cost, interest cost and return on plan assets are recognised in the Consolidated Income Statement. Actuarial gains and losses are recognised in full in the period in which they occur in the Consolidated Statement of Recognised Income and Expense. Past service cost is recognised immediately to the extent that the benefits are already vested. Otherwise, past service cost is recognised on a straight line basis over the average period until the benefits become vested.

The defined benefit liability recognised in the Consolidated Balance Sheet represents the present value of the defined benefit obligation less any past service cost not yet recognised and less the fair value of any plan assets. Defined benefit assets are also recognised in the Consolidated Balance Sheet but are limited to the total of any unrecognised past service cost and the present value of available refunds and reductions in future contributions to the plan.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the financial year in which it is incurred.

Development expenditure is assessed and capitalised as an internally generated intangible asset only if it meets all of the following criteria:

- an asset is created that can be identified;
- it is probable that the asset created will generate future economic benefits; and
- the development cost of the asset can be measured reliably.

Capitalised development costs are amortised over their expected economic lives. Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the financial period in which it is incurred.

Grants

Grants of a capital nature are accounted for as deferred income and are released to the Consolidated Income Statement at the same rates as the related assets are depreciated. Grants of a revenue nature are credited to the Consolidated Income Statement to offset the matching expenditure.

Dividends

Dividends are accounted for on a paid basis through the retained earnings reserve. Dividends proposed do not meet the definition of a liability until such time as they have been approved.

(continued)

Operating leases

Annual rentals payable under operating leases are charged to the Consolidated Income Statement on a straight line basis over the period of the lease.

Share based payments

The Group has granted share options to employees under employee share option schemes in accordance with IFRS 2 'Share-based Payment'. No compensation cost is required to be recognised in the consolidated financial statements as no new options have been granted since 7 November 2002, the earliest applicable date under IFRS 2.

Foreign currency

Foreign currency transactions are translated into local currency at the rate of exchange ruling at the date of the transaction. Any exchange difference arising from either the retranslation of the resulting monetary asset or liability at the exchange rate at the balance sheet date or from the settlement of the balance at a different rate is recognised in the Consolidated Income Statement when it occurs.

On consolidation the Income Statements of foreign currency subsidiaries are translated into Euro at the average exchange rate for the year. The Balance Sheets of such subsidiaries are translated at rates of exchange ruling at the balance sheet date. Any resultant exchange differences arising on the translation of foreign currency subsidiaries are taken directly to a separate component of equity.

On disposal of a foreign currency subsidiary, the cumulative translation difference for that foreign subsidiary is transferred to the Consolidated Income Statement as part of the gain or loss on disposal.

Financial instruments

Financial assets and financial liabilities are recognised on the Consolidated Balance Sheet when the Group becomes a party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents consists of cash at bank held by the Group and short term bank deposits with a maturity of three months or less and are shown within current assets on the Consolidated Balance Sheet. Bank overdrafts are shown within financial liabilities in current liabilities on the Consolidated Balance Sheet. The carrying amount of these assets and liabilities approximates to their fair value.

Financial asset investments

Financial asset investments classified as available-for-sale are stated at their fair value at the balance sheet date. Any movements in fair value are taken to equity until the asset is disposed of unless there is deemed to be an impairment on the original cost in which case the loss is taken directly to the Consolidated Income Statement. Quoted market prices are used to determine the fair value of quoted shares. Other financial asset investments are stated at cost, less provisions for impairments in value. Income from these investments is recognised in the Income Statement in the period in which it is received.

Borrowings

Debt instruments are initially recorded at the proceeds received, net of transaction costs. Subsequently they are reported at amortised cost. Any discount between the net proceeds received and the principle value due on redemption is recognised as a finance cost in the Consolidated Income Statement. To the extent that debt instruments are hedged under qualifying fair value hedges, the hedged item is adjusted for changes in the fair value of the hedging instruments with changes arising recognised in the Consolidated Income Statement. The fair value of the hedged debt is primarily determined using the discounted cash flow basis.

Derivative financial instruments and hedge accounting

The Group's activities expose it to risks of changes in foreign currency exchange rates and interest rates in relation to overseas income and long-term debt. The Group uses foreign exchange forward contracts, interest rate swaps and forward rate agreements to hedge these exposures. The Group does not use derivative financial instruments for speculative purposes.

Hedge accounting is applied to the derivative instruments where they are effective in offsetting the changes in fair value or cash flows of the hedged item. Regular assessment of the effectiveness of the hedging relationship is undertaken.

Derivative financial instruments are held in the Consolidated Balance Sheet at their fair value.

The fair value of derivative financial instruments is primarily determined using discounted cash flow calculations.

Two types of hedges are used by the Group:

(a) Cash flow hedges
Cash flow hedges are used to hedge the currency risk of anticipated future foreign currency cash flows such as foreign currency receivables and payables and the commodity price risk of future purchases of raw materials. Derivatives used as cash flow hedges include forward currency and forward commodity contracts. Changes in the fair value of derivative financial instruments that are designated, and are effective, as hedges of future cash flows are recognised directly in equity. Any ineffective portion of the hedge is recognised in the Consolidated Income Statement. When the firm commitment or forecasted transaction occurs and results in the recognition of an asset or a liability, then, at that time the associated gains or losses on the hedging instrument that had previously been recognised in equity are recognised in the Consolidated Income Statement.

(b) Fair value hedges
Fair value hedges are used to hedge interest rate risk. Derivatives used as fair value hedges include interest rate swaps and cross currency interest rate swaps. Where a fair value exposure is hedged effectively, the hedged item is adjusted for changes in fair value attributable to the risk being hedged. The movement in fair value of the derivative instrument and the related hedged item are recognised in the Consolidated Income Statement. If derivative financial instruments do not qualify for hedge accounting the changes in fair value are recognised in the Consolidated Income Statement as they arise.

If a hedge is no longer effective or a hedging relationship ceases to exist any cumulative gain or loss on the instrument previously recognised in equity is retained in equity until the forecasted transaction occurs at which time it is released to the Consolidated Income Statement. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss in equity is transferred to the Consolidated Income Statement immediately.

Some derivatives which comply with the Group's financial risk management policies do not qualify for hedge accounting or may not be designated as hedges. These derivatives are classified as trading derivatives. In these cases the instrument is reported independently at fair value with any changes recognised in the Consolidated Income Statement.

Accounting for forward foreign exchange contracts under Irish/UK GAAP
Prior to the introduction of IFRS the gains and losses on forward currency contracts used to hedge foreign currency exposures were recognised in the Consolidated Income Statement when the underlying hedged transaction occurred. When a financial instrument ceased to be a hedge, the instrument was closed out and the resulting gain or loss was taken directly to the Consolidated Income Statement. The fair value of derivative financial instruments was not recognised in the Consolidated Balance Sheet.

Critical accounting estimates and judgements
Preparation of the consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities. These include, but are not limited to, the following areas:

Impairment of goodwill and intangible assets
Determining whether goodwill or intangible assets are impaired requires an estimation of the value in use of the groups of cash-generating units to which the goodwill and intangible assets have been allocated. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes in selling prices and direct costs during the year.

Pensions
The actuarial valuation of pensions is based on assumptions regarding inflation, discount rates, the expected return on plan assets, salary rises, pension rises and mortality rates. The assumptions may differ from the actual data as a result of changes in economic and market conditions.

Consolidated Income Statement

	Notes	2005 €'000	2004 €'000
Revenue	1	**4,429,777**	4,128,736
Trading profit	1	**380,213**	355,780
Intangible asset amortisation	11	**(10,331)**	(9,822)
Non-trading items	4	**(3,623)**	(25,516)
Operating profit	2	**366,259**	320,442
Finance costs	5	**(68,353)**	(51,815)
Profit before taxation		**297,906**	268,627
Income taxes	6	**(62,030)**	(64,577)
Profit after taxation and attributable to equity shareholders		**235,876**	204,050
Earnings per ordinary share (cent)			
– basic	9	**126.1**	109.5
– fully diluted	9	**125.5**	108.9

The financial statements were approved by the Board of Directors on 27 February 2006 and signed on its behalf by:

Denis Buckley, Chairman
Hugh Friel, Chief Executive

Consolidated Balance Sheet

	Notes	2005 €'000	2004 €'000
Non-current assets			
Property, plant and equipment	*10*	**1,066,931**	960,667
Intangible assets	*11*	**1,633,367**	1,354,845
Financial asset investments	*12*	**12,442**	–
Deferred tax assets	*6*	**12,115**	12,812
		2,724,855	2,328,324
Current assets			
Inventories	*13*	**544,438**	457,662
Trade and other receivables	*14*	**558,831**	566,938
Cash and cash equivalents	*17*	**163,903**	65,328
Financial assets	*17*	**1,862**	–
Assets classified as held for sale	*15*	**10,415**	4,418
		1,279,449	1,094,346
Total assets		**4,004,304**	3,422,670
Current liabilities			
Trade and other payables	*16*	**845,285**	729,142
Financial liabilities	*17*	**143,854**	64,293
Tax liabilities		**44,659**	47,118
Provisions	*18*	**–**	12,661
Deferred income	*19*	**3,078**	3,142
Liabilities classified as held for sale	*15*	**1,899**	–
		1,038,775	856,356
Non-current liabilities			
Financial liabilities	*17*	**1,297,210**	1,138,473
Retirement benefit obligation	*20*	**249,103**	199,262
Other non-current liabilities	*21*	**107,297**	132,436
Deferred tax liabilities	*6*	**112,276**	103,279
Deferred income	*19*	**21,959**	24,704
		1,787,845	1,598,154
Total liabilities		**2,826,620**	2,454,510
Net assets		**1,177,684**	968,160
Capital and reserves			
Share capital	*22*	**23,399**	23,356
Share premium account	*23*	**378,979**	375,032
Other reserves	*24*	**23,501**	(7,261)
Retained earnings	*24*	**751,805**	577,033
Shareholders' equity		**1,177,684**	968,160

The financial statements were approved by the Board of Directors on 27 February 2006 and signed on its behalf by:

Denis Buckley, Chairman
Hugh Friel, Chief Executive

Company Balance Sheet

as at 31 December 2005

	Notes	2005 €'000	2004 €'000
Non-current assets			
Property, plant and equipment	*10*	**2,655**	2,840
Financial asset investments	*12*	**544,946**	332,652
		547,601	335,492
Current assets			
Trade and other receivables	*14*	**34,178**	189,214
Cash and cash equivalents		**432**	1,491
		34,610	190,705
Total assets		**582,211**	526,197
Current liabilities			
Trade and other payables	*16*	**7,743**	1,256
Deferred income	*19*	**18**	17
		7,761	1,273
Non-current liabilities			
Other non-current liabilities	*21*	**53,370**	6,710
Deferred income	*19*	**290**	309
		53,660	7,019
Total liabilities		**61,421**	8,292
Net assets		**520,790**	517,905
Capital and reserves			
Share capital	*22*	**23,399**	23,356
Share premium account	*23*	**378,979**	375,032
Other reserves		**340**	340
Retained earnings		**118,072**	119,177
Shareholders' equity		**520,790**	517,905

The financial statements were approved by the Board of Directors on 27 February 2006 and signed on its behalf by:

Denis Buckley, Chairman
Hugh Friel, Chief Executive

Consolidated Statement of Recognised Income and Expense

for the year ended 31 December 2005

	Notes	2005 €'000	2004 €'000
Fair value movements on available-for-sale investments		**12,209**	–
Fair value movements on cash flow hedges		**(3,383)**	–
Exchange difference on translation of foreign operations	26	**17,747**	(7,601)
Actuarial losses on defined benefit pension schemes	20	**(50,387)**	(21,402)
Deferred tax on items taken directly to reserves	6	**16,412**	1,926
Net expense recognised directly in equity		**(7,402)**	(27,077)
Transfers			
Cash flow hedges to profit or loss from equity	17	**857**	–
Sale of available-for-sale investments		**(6,218)**	–
Profit for the year after taxation		**235,876**	204,050
Total recognised income and expense for the year attributable to equity shareholders		**223,113**	176,973

Consolidated Reconciliation of Changes in Shareholders' Equity

for the year ended 31 December 2005

	Notes	2005 €'000	2004 €'000
At beginning of year		968,160	805,730
Impact of adoption of IAS 32 and IAS 39	33	9,550	–
At beginning of year as adjusted		977,710	805,730
Total recognised income and expense for the year		**223,113**	176,973
Dividends paid	24	**(27,129)**	(24,468)
Shares issued during the year	24	**4,014**	10,021
Share issue costs	24	**(24)**	(96)
At end of year		**1,177,684**	968,160

Company Reconciliation of Changes in Shareholders' Equity

for the year ended 31 December 2005

	Notes	2005 €'000	2004 €'000
At beginning of year		517,905	496,697
Profit for the year after taxation	7	**26,024**	35,751
Dividends paid	24	**(27,129)**	(24,468)
Shares issued during the year	24	**4,014**	10,021
Share issue costs	24	**(24)**	(96)
At end of year		**520,790**	517,905

Consolidated Cash Flow Statement

for the year ended 31 December 2005

	Notes	2005 €'000	2004 €'000
Operating activities			
Trading profit		**380,213**	355,780
Adjustments for:			
Depreciation (net)	*25*	**101,643**	91,585
Change in working capital	*25*	**260**	35,306
Exchange translation adjustment	*26*	**494**	(914)
Cash generated from operations		**482,610**	481,757
Income taxes paid		**(50,656)**	(53,618)
Interest received		**1,752**	383
Finance costs paid		**(66,066)**	(46,158)
Net cash from operating activities		**367,640**	382,364
Investing activities			
Purchase of non-current assets		**(149,262)**	(110,235)
Proceeds on the sale of non-current assets		**28,928**	18,010
Capital grants received	*19*	**446**	907
Purchase of subsidiary undertakings	*27*	**(233,688)**	(695,701)
Proceeds from disposal of businesses		**2,759**	–
Payment of deferred payables		**(11,353)**	(29,955)
Expenditure on non-trading items		**(15,236)**	(16,785)
Consideration adjustment on previous acquisitions		**(18)**	(935)
Net cash used in investing activities		**(377,424)**	(834,694)
Financing activities			
Dividends paid	*8*	**(27,129)**	(24,468)
Issue of share capital	*24*	**3,990**	9,925
Net proceeds from bank borrowings		**199,349**	429,388
(Decrease)/increase in bank overdrafts		**(72,853)**	45,951
Net cash from financing activities		**103,357**	460,796
Net increase in cash and cash equivalents		**93,573**	8,466
Cash and cash equivalents at beginning of year		**65,328**	56,862
Exchange translation adjustment on cash and cash equivalents		**5,002**	–
Cash and cash equivalents at end of year		**163,903**	65,328

Reconciliation of Net Cash Flow to Movement in Net Debt

for the year ended 31 December 2005

	Notes	2005 €'000	2004 €'000
Net increase in cash and cash equivalents		**93,573**	8,466
Cash inflow from debt financing		**(126,496)**	(475,339)
Changes in net debt resulting from cash flows		**(32,923)**	(466,873)
Exchange translation adjustment on net debt	*26*	**(104,997)**	34,635
Movement in net debt in the year		**(137,920)**	(432,238)
Net debt at beginning of year		**(1,137,438)**	(705,200)
Net debt at end of year		**(1,275,358)**	(1,137,438)

Company Cash Flow Statement

	Notes	2005 €'000	2004 €'000
Operating activities			
Trading profit		**25,913**	36,335
Adjustments for:			
Depreciation (net)	*25*	**167**	168
Change in working capital	*25*	**208,429**	(47,631)
Cash generated from operations		**234,509**	(11,128)
Interest received		**78**	–
Finance costs paid		**–**	(665)
Net cash from/(used in) operating activities		**234,587**	(11,793)
Investing activities			
Investment in subsidiary undertakings	*12*	**(212,294)**	–
Payment of deferred payables		**(213)**	(590)
Net cash used in investing activities		**(212,507)**	(590)
Financing activities			
Dividends paid	*8*	**(27,129)**	(24,468)
Issue of share capital	*24*	**3,990**	9,925
Net cash used in financing activities		**(23,139)**	(14,543)
Net decrease in cash and cash equivalents		**(1,059)**	(26,926)
Cash and cash equivalents at beginning of year		**1,491**	28,417
Cash and cash equivalents at end of year		**432**	1,491

Notes to the Financial Statements

for the year ended 31 December 2005

1. Analysis of results

By business segment:	2005 Ingredients	2005 Consumer Foods	2005 Unallocated and Group Eliminations	2005 Total	2004 Ingredients	2004 Consumer Foods	2004 Unallocated and Group Eliminations	2004 Total
	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Revenue	3,021,944	1,725,839	(318,006)	4,429,777	2,780,779	1,660,533	(312,576)	4,128,736
Trading profit	283,816	123,018	(26,621)	380,213	261,433	118,361	(24,014)	355,780
Intangible asset amortisation	(9,263)	(477)	(591)	(10,331)	(9,012)	(409)	(401)	(9,822)
Non-trading items	(12,127)	2,227	6,277	(3,623)	(33,119)	868	6,735	(25,516)
Operating profit	262,426	124,768	(20,935)	366,259	219,302	118,820	(17,680)	320,442
Finance costs				(68,353)				(51,815)
Profit before taxation				297,906				268,627
Income taxes				(62,030)				(64,577)
Profit after taxation and attributable to equity shareholders				235,876				204,050
Segment assets and liabilities								
Segment assets	2,485,988	1,067,629	450,687	4,004,304	2,237,498	835,318	349,854	3,422,670
Segment liabilities	591,435	478,155	1,757,030	2,826,620	565,592	385,161	1,503,757	2,454,510
Net assets	1,894,553	589,474	(1,306,343)	1,177,684	1,671,906	450,157	(1,153,903)	968,160
Other segmental information								
Property, plant and equipment additions	86,266	53,368	4,124	143,758	76,578	35,769	300	112,647
Intangible asset additions	2,061	141	1,274	3,476	415	650	620	1,685
Depreciation (net)	65,431	35,671	541	101,643	57,233	33,834	518	91,585

By destination:	2005 Europe	2005 Americas	2005 Asia Pacific	2005 Total	2004 Europe	2004 Americas	2004 Asia Pacific	2004 Total
	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Revenue by location of customers	2,885,039	1,212,877	331,861	4,429,777	2,721,074	1,120,884	286,778	4,128,736
Segment assets by location	2,707,101	1,112,956	184,247	4,004,304	2,335,551	935,742	151,377	3,422,670
Property, plant and equipment additions	108,815	29,239	5,704	143,758	86,821	19,831	5,995	112,647
Intangible asset additions	1,817	1,659	–	3,476	1,270	415	–	1,685

2. Operating profit

Operating profit for the year has been arrived at after charging/(crediting):

	Notes	2005 €'000 Continuing operations	2004 €'000 Continuing operations
Revenue		**4,429,777**	4,128,736
Less operating costs:			
Raw materials and consumables		**2,493,958**	2,372,661
Other external charges		**387,333**	369,858
Staff costs	*3*	**857,860**	766,124
Depreciation of property, plant and equipment	*10*	**105,118**	94,726
Development grants amortisation	*19*	**(3,475)**	(3,141)
Operating charges		**244,592**	217,817
Change in inventories of finished goods		**(35,822)**	(45,089)
Trading profit		**380,213**	355,780
Intangible asset amortisation	*11*	**10,331**	9,822
Non-trading items	*4*	**3,623**	25,516
Operating profit		**366,259**	320,442
And is stated after charging:			
Research and development costs		**124,739**	110,922
Auditors' remuneration – audit		**2,490**	2,269
– audit-related		**435**	227
– non-audit		**1,627**	1,963
		4,552	4,459

Directors' emoluments

Directors' emoluments are set out in the Directors' remuneration section of the Report of the Directors on pages 44 and 45.

3. Staff numbers and costs

The average number of people employed by the Group was as set out below:

	2005 Number	2004 Number
Management	**519**	395
Administration	**1,974**	1,765
Production	**16,555**	15,572
Sales	**3,567**	3,456
Others	**640**	483
	23,255	21,671

3. Staff numbers and costs (continued)

The aggregate payroll costs of these employees (including executive Directors) were as follows:

	2005 €'000	2004 €'000
Wages and salaries	**737,874**	659,250
Social welfare	**84,128**	69,778
Pension costs	**42,088**	39,929
	864,090	768,957

Pension costs above include an amount of **€6,230,000** (2004: €2,833,000) which is recorded in finance costs.

4. Non-trading items

	Notes	**2005 €'000**	2004 €'000
Acquisition and other restructuring costs		–	(41,108)
Profit on sale of non-current assets		**14,702**	15,592
Loss on sale of businesses and plant closures		**(18,325)**	–
		(3,623)	(25,516)
Tax credit on non-trading items	*6*	**3,665**	10,342
		42	(15,174)

The profit on sale of non-current assets primarily relates to the sale of Irish properties, plant and equipment and the disposal of available-for-sale investments.

The loss on sale of businesses and plant closures relates to the sale of non-core businesses and the closure of plants. They include the sale of the chestnut business in Italy, the closure of the poultry factory in Limerick, Ireland and the closure and sale of plants and businesses in the UK following the integration of recent acquisitions.

The acquisition and other restructuring costs in 2004 relate to the integration of Quest Food Ingredients, other acquisitions made in 2004 and 2003 and the rationalisation of existing businesses.

The 2004 profit on sale of non-current assets relates to the sale of available-for-sale investments and property, plant and equipment.

5. Finance costs

	2005 €'000	2004 €'000
Interest payable	**63,875**	49,365
Interest receivable	**(1,752)**	(383)
Net pension interest cost	**6,230**	2,833
	68,353	51,815

6. Income taxes

	2005 €'000	2004 €'000
Amounts charged to the Consolidated Income Statement:		
Current tax expense	**46,923**	55,922
Adjustments to current tax in respect of prior years	**183**	1,450
Deferred tax relating to the origination and reversal of temporary differences	**14,924**	7,205
Income tax expense	**62,030**	64,577

Included in the above are the following tax credits for non-trading items:		
Current tax	**(1,114)**	(3,136)
Deferred tax	**(2,551)**	(7,206)
	(3,665)	(10,342)

In addition to the income tax expense included in the Consolidated Income Statement, a deferred tax credit primarily due to pensions of **€16,412,000** (2004: €1,926,000 credit) has been recognised in shareholders' equity in the year.

The applicable tax rate of **22%** (2004: 26%) used by the Group is calculated based on the weighted average of the standard tax rates applying to profits earned by the Group in those jurisdictions in which it operates.

The applicable tax rate for the year can be reconciled to the tax charge as follows:

	2005 €'000	2004 €'000
Profit before taxation	**297,906**	268,627
Applicable tax	**66,229**	70,364
Prior year current and deferred tax adjustments	**802**	(792)
Earnings taxed at rates other than standard tax rates	**(3,445)**	(2,823)
Withholding taxes and other local taxes	**4,537**	3,978
Income not subject to tax	**(4,206)**	(8,566)
Other adjusting items	**(1,887)**	2,416
Income tax expense	**62,030**	64,577

Deductible temporary differences totalling **€58,500,000** (2004: €51,300,000), which consists mainly of tax losses forward, have not been recognised. The amount of tax losses which do not have an indefinite life is not material.

Temporary differences have not been recognised in respect of witholding taxes and other taxes that would be payable on the unremitted earnings of foreign subsidiaries, as such amounts are currently regarded as being permanently invested.

6. Income taxes (continued)

The following is the analysis of deferred tax balances (after offset) for balance sheet purposes:

	Notes	Deferred Tax Assets €'000	Deferred Tax Liabilities €'000	Total €'000
At 1 January 2004		(17,003)	93,881	76,878
Charge to Consolidated Income Statement		207	6,998	7,205
Credit to shareholders' equity for the year		(277)	(1,649)	(1,926)
Related to acquisitions/disposals		3,539	4,389	7,928
Exchange movements	26	722	(340)	382
At 1 January 2005		(12,812)	103,279	90,467
Charge to Consolidated Income Statement		**5,059**	**9,865**	**14,924**
Credit to shareholders' equity for the year		**(3,237)**	**(13,175)**	**(16,412)**
Related to acquisitions/disposals		**441**	**11,482**	**11,923**
Exchange movements	26	**(1,566)**	**825**	**(741)**
At 31 December 2005		**(12,115)**	**112,276**	**100,161**

The following are the major deferred tax liabilities/(assets) recognised by the Group at year end:

	2005 €'000	2004 €'000
Property, plant and equipment	**71,517**	62,315
Goodwill and other intangible assets	**120,143**	99,636
Tax losses and credits	**(13,268)**	(18,056)
Retirement benefits	**(71,542)**	(51,520)
Other temporary differences	**(6,689)**	(1,908)
	100,161	90,467

7. Profit attributable to Kerry Group plc

Profit for the year after taxation and attributable to equity shareholders amounting to **€26,024,000** (2004: €35,751,000) has been accounted for in the financial statements of the Holding Company.

As permitted by Section 3(2) of the Companies (Amendment) Act, 1986, a separate income statement of the Holding Company is not presented.

8. Dividends

	2005 €'000	2004 €'000
Amounts recognised as distributions to equity shareholders in the year:		
Final 2004 dividend of 9.50 cent per A ordinary share paid 27 May 2005 (2003: 8.60 cent per A ordinary share paid 28 May 2004)	**17,776**	16,041
Interim 2005 dividend of **5.00 cent** per A ordinary share paid 25 November 2005 (2004: 4.50 cent per A ordinary share paid 29 November 2004)	**9,353**	8,427
	27,129	24,468

Since the year end the Board has proposed a final 2005 dividend of 11.00 cent per share. The payment date for the final dividend will be 26 May 2006 to shareholders registered on the record date 21 April 2006. These consolidated financial statements do not reflect this dividend payable.

9. Earnings per ordinary share

	Notes	**EPS cent**	**2005 €'000**	EPS cent	2004 €'000
Basic earnings per share					
Profit after taxation and attributable to equity shareholders		**126.1**	**235,876**	109.5	204,050
Intangible asset amortisation		**5.5**	**10,331**	5.3	9,822
Non-trading items (net of tax)	*4*	**–**	**(42)**	8.1	15,174
Adjusted earnings*		**131.6**	**246,165**	122.9	229,046
Diluted earnings per share					
Profit after taxation and attributable to equity shareholders		**125.5**	**235,876**	108.9	204,050
Adjusted earnings*		**131.0**	**246,165**	122.3	229,046

The basic weighted average number of ordinary shares in issue for the year was **187,051,129** (2004: 186,401,228). The diluted weighted average number of ordinary shares in issue for the year was **187,929,702** (2004: 187,308,737). The dilution arises in respect of executive share options outstanding.

* In addition to the basic and diluted earnings per share, an adjusted earnings per share is also provided as it is considered more reflective of the Group's underlying trading performance. Adjusted earnings is profit after taxation before intangible asset amortisation and non-trading items (net of tax).

10. Property, plant and equipment

	Notes	Land and Buildings €'000	Plant, Machinery and Equipment €'000	Motor Vehicles €'000	2005 Total €'000	2004 Total €'000
Group:						
Cost						
At beginning of year		633,395	1,116,872	42,363	1,792,630	1,556,539
Businesses acquired	27	**18,499**	**53,163**	**516**	**72,178**	178,078
Additions		**41,484**	**100,155**	**2,119**	**143,758**	112,647
Disposals/businesses disposed		**(11,829)**	**(37,011)**	**(3,566)**	**(52,406)**	(17,076)
Transferred to held for sale		**(2,069)**	**(6,602)**	**(8)**	**(8,679)**	–
Exchange translation adjustment	26	**30,609**	**54,432**	**598**	**85,639**	(37,558)
At end of year		**710,089**	**1,281,009**	**42,022**	**2,033,120**	1,792,630
Accumulated depreciation						
At beginning of year		163,118	635,353	33,492	831,963	719,103
Businesses acquired	27	**2,722**	**33,696**	**412**	**36,830**	37,552
Charge during year		**19,938**	**81,784**	**3,396**	**105,118**	94,726
Disposals/businesses disposed		**(6,528)**	**(29,128)**	**(3,425)**	**(39,081)**	(14,658)
Impairments		**332**	**559**	**10**	**901**	11,662
Transferred to held for sale		**(848)**	**(2,575)**	**(5)**	**(3,428)**	–
Exchange translation adjustment	26	**7,363**	**26,102**	**421**	**33,886**	(16,422)
At end of year		**186,097**	**745,791**	**34,301**	**966,189**	831,963
Net book value						
At end of year		**523,992**	**535,218**	**7,721**	**1,066,931**	960,667
At beginning of year		470,277	481,519	8,871	960,667	837,436

During the year, the Group recognised impairments in relation to the plant closures as described in note 4.

	Land and Buildings €'000	2005 Total €'000	2004 Total €'000
Company:			
Cost			
At beginning and end of year	**4,883**	**4,883**	4,883
Accumulated depreciation			
At beginning of year	2,043	2,043	1,858
Charge during year	**185**	**185**	185
At end of year	**2,228**	**2,228**	2,043
Net book value			
At end of year	**2,655**	**2,655**	2,840
At beginning of year	2,840	2,840	3,025

11. Intangible assets

	Notes	Goodwill €'000	Brand Related Intangibles €'000	Computer Software €'000	2005 Total €'000	2004 Total €'000
Group:						
Cost						
At beginning of year		1,059,889	323,427	5,565	1,388,881	865,196
Businesses acquired	*27*	**174,940**	**37,878**	**–**	**212,818**	558,838
Additions		**–**	**–**	**3,476**	**3,476**	1,685
Purchase adjustments		**(1,054)**	**608**	**–**	**(446)**	1,152
Disposals		**–**	**–**	**(94)**	**(94)**	–
Exchange translation adjustment	*26*	**61,486**	**13,497**	**190**	**75,173**	(37,990)
At end of year		**1,295,261**	**375,410**	**9,137**	**1,679,808**	1,388,881
Amortisation and impairment						
At beginning of year		–	31,866	2,170	34,036	25,114
Charge during year		**–**	**8,787**	**1,544**	**10,331**	9,822
Businesses acquired		**–**	**–**	**–**	**–**	192
Disposals		**–**	**–**	**(5)**	**(5)**	–
Exchange translation adjustment	*26*	**–**	**1,992**	**87**	**2,079**	(1,092)
At end of year		**–**	**42,645**	**3,796**	**46,441**	34,036
Net book value						
At end of year		**1,295,261**	**332,765**	**5,341**	**1,633,367**	1,354,845
At beginning of year		1,059,889	291,561	3,395	1,354,845	840,082

Included in the cost of brand related intangibles are intangibles of **€305,855,000** which have indefinite lives.

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business acquisition. A summary of the allocation of the carrying value of goodwill by region within segment is as follows:

	2005 €'000	2004 €'000
Ingredients		
Europe	**430,529**	400,540
Americas	**471,868**	416,534
Asia Pacific	**12,905**	11,267
Consumer Foods		
Europe	**379,959**	231,548
At end of year	**1,295,261**	1,059,889

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

11. Intangible assets (continued)

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the year. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The Group prepares the cash flow forecasts derived from the most recent financial forecasts approved by management and the Board of Directors and extrapolates cash flows for the following five years based on an estimated growth rate at the lower of historical trends and the industry growth rates with a terminal value included thereafter to extend the cash flows to perpetuity.

The Group's weighted average cost of capital is used to discount the cash flow forecasts. No impairment arose in 2005.

12. Financial asset investments

	2005 €'000	2004 €'000
Group:		
Available-for-sale investments		
Fair value	**12,442**	–

The available-for-sale investments represent the fair value of investments in listed securities which have a cost of **€nil** (2004: €nil). These investments have no fixed maturity or coupon rate. The fair value of these securities is based on quoted market prices.

	2005 €'000	2004 €'000
Company:		
Investments in subsidiaries at cost		
At beginning of year	332,652	332,652
Additions	**212,294**	–
At end of year	**544,946**	332,652

During the year, the Company increased its investment in its US subsidiaries.

13. Inventories

	2005 €'000	2004 €'000
Group:		
Raw materials and consumables	**248,435**	197,773
Finished goods and goods for resale	**274,317**	238,495
Expense inventories	**21,686**	21,394
	544,438	457,662

The replacement cost of inventories does not differ materially from the amount stated above.

14. Trade and other receivables

	Group 2005 €'000	Group 2004 €'000	**Company 2005 €'000**	Company 2004 €'000
Trade receivables due within one year	**505,828**	505,450	**–**	–
Other receivables and prepayments	**50,280**	53,461	**–**	–
Trade receivables due after one year	**2,723**	8,027	**–**	–
Amounts due by Group companies	**–**	–	**34,178**	189,214
	558,831	566,938	**34,178**	189,214

The carrying amount of trade and other receivables approximates to their fair values.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

15. Assets classified as held for sale

	2005 €'000	2004 €'000
Group:		
Property, plant and equipment	**3,989**	4,418
Inventories	**2,315**	–
Trade and other receivables	**4,111**	–
Total assets classified as held for sale	**10,415**	4,418
Trade and other payables and other liabilities associated with assets classified às held for sale	**(1,899)**	–
	8,516	4,418

In 2005, the Group has classified assets and liabilities relating to a UK business and an asset in the US as held for sale. The sales are expected to be completed in 2006.

In 2004, the asset held for sale related to an asset in the UK that was sold during 2005.

16. Trade and other payables

	Group 2005 €'000	Group 2004 €'000	**Company 2005 €'000**	Company 2004 €'000
Trade payables	**682,357**	585,739	**–**	–
Other payables and accruals	**137,058**	118,707	**1,246**	1,256
Deferred payments on acquisition of subsidiaries	**10,125**	11,232	**6,497**	–
PAYE	**9,082**	7,534	**–**	–
PRSI	**6,663**	5,930	**–**	–
	845,285	729,142	**7,743**	1,256

The carrying amount of trade and other payables approximates to their fair values.

17. Financial liabilities

The Group's treasury policy and management of derivatives and other financial instruments, which form part of these financial statements, are set out in the Financial Review.

	2005 €'000	2004 €'000
Analysis of net financial liabilities		
Cash and cash equivalents	**(163,903)**	(65,328)
Financial assets	**(1,862)**	–
Financial liabilities: current	**143,854**	64,293
Financial liabilities: non-current	**1,297,210**	1,138,473
Total net financial liabilities	**1,275,299**	1,137,438
The net financial liabilities analysed by instrument class is as follows:		
Bank borrowings (net)	**665,753**	545,099
Senior notes	**584,333**	592,339
Interest rate swaps and forward rate agreements	**25,272**	–
Total net debt	**1,275,358**	1,137,438
Less: forward foreign exchange contracts	**(59)**	–
Total net financial liabilities	**1,275,299**	1,137,438
Maturity profile of net debt		
On demand or within 1 year	**142,051**	64,293
Within 2 years	**135,600**	175,908
Within 3 years	**207,906**	208,892
Within 4 years	**98,756**	122,760
Within 5 years	**395,767**	100,701
After 5 years	**459,181**	530,212
Total debt	**1,439,261**	1,202,766
Less: cash and cash equivalents	**(163,903)**	(65,328)
Total net debt	**1,275,358**	1,137,438

An additional €250,000,000 term facility was negotiated with a group of banks during 2005. This term facility is due to mature in August 2010.

As at 31 December 2005 the Group had a portfolio of undrawn committed bank facilities which amounted to **€153,445,000** (2004: €175,614,000) and a portfolio of undrawn standby facilities amounting to **€360,971,000** (2004: €348,027,000). The undrawn committed facilities consist primarily of a revolving credit facility with an average maturity of **3 years**.

All Group borrowings are secured by guarantees from Kerry Group plc and cross guarantees from various companies within the Group.

17. Financial liabilities (continued)

The following is a profile of the net debt of the Group as at 31 December showing the impact of cross currency swaps:

	2005			2004		
	Source Currency €'000	**Currency Swaps €'000**	**Borrowing Currency €'000**	Source Currency €'000	Currency Swaps €'000	Borrowing Currency €'000
Currency profile of total net debt						
Euro	**286,739**	**130,763**	**417,502**	263,330	118,075	381,405
Sterling	**275,319**	**–**	**275,319**	94,564	–	94,564
US Dollar	**602,168**	**(130,763)**	**471,405**	720,042	(143,809)	576,233
Others	**111,132**	**–**	**111,132**	59,502	25,734	85,236
	1,275,358	**–**	**1,275,358**	1,137,438	–	1,137,438

The above analysis includes **€163,903,000** of cash balances as at 31 December 2005 which were predominantly US Dollar, Euro and Sterling denominated (2004: €65,328,000, predominantly US Dollar and Euro denominated).

	Floating Rate Debt €'000	**Fixed Rate Debt €'000**	**Total €'000**
Interest rate profile of total net debt			
Euro	**417,502**	**–**	**417,502**
Sterling	**275,319**	**–**	**275,319**
US Dollar	**420,558**	**50,847**	**471,405**
Others	**111,132**	**–**	**111,132**
As at 31 December 2005	**1,224,511**	**50,847**	**1,275,358**
Euro	381,405	–	381,405
Sterling	94,564	–	94,564
US Dollar	116,675	459,558	576,233
Others	85,236	–	85,236
As at 31 December 2004	677,880	459,558	1,137,438

The weighted average interest rate for fixed borrowings was **9.02%** (2004: 4.26%) and the weighted average period for which the rate was fixed was **2.6 years** (2004: 1.2 years).

The floating rate financial liabilities are at rates which fluctuate mainly based upon LIBOR and comprise of bank borrowings and other financial liabilities bearing interest rates fixed in advance for periods ranging from one month to six months.

The weighted average period to maturity of other non-interest bearing financial liabilities was **2.9 years** (2004: 4.4 years).

The following disclosures include comparatives in respect of the fair value of derivatives which were not recorded in the restated 2004 IFRS financial statements of the Group, in accordance with the exemption available in IFRS 1 which permits the exclusion of IAS 32 and IAS 39 from comparative restatement.

17. Financial liabilities (continued)

	2005		2004	
	Assets €'000	**Liabilities €'000**	Assets €'000	Liabilities €'000
Forward foreign exchange contracts	**1,862**	**(1,803)**	2,450	(9)
Interest rate swaps and forward rate agreements	**–**	**(25,272)**	–	(8,417)
	1,862	**(27,075)**	2,450	(8,426)
Current	**1,862**	**(1,803)**	2,450	(3,719)
Non-current	**–**	**(25,272)**	–	(4,707)
	1,862	**(27,075)**	2,450	(8,426)

Of the gains and losses arising on financial instruments in 2004, a gain of €1,269,000 was recognised during the year ended 31 December 2005.

Gains and losses in equity on forward foreign exchange contracts as of 31 December 2005 will be released to the Consolidated Income Statement at various dates within 12 months of the balance sheet date.

An amount of **€857,000** has been transferred from equity to the Consolidated Income Statement in respect of forward foreign exchange contracts matured in the year.

Derivative financial instruments and hedge accounting
The Group's activities expose it to risks of changes in foreign currency exchange rates and interest rates in relation to overseas income and long-term debt. The Group uses foreign exchange forward contracts, interest rate swaps and forward rate agreements to hedge these exposures. Derivative financial instruments are held in the Consolidated Balance Sheet at their fair value.

All derivative contracts are held with third parties. These third parties are all regulated institutions.

Two types of hedges are used by the Group:

(a) Cash flow hedges
Changes in the fair value of derivative financial instruments that are designated, and are effective, as hedges of future cash flows are recognised directly in equity. Any ineffective portion of the hedge is recognised in the Consolidated Income Statement as it arises. When the firm commitment or forecasted transaction occurs and results in the recognition of an asset or a liability, then, at that time the associated gains or losses on the hedging instrument that had previously been recognised in equity are recognised in the Consolidated Income Statement. The principal type of cash flow hedge used by the Group is forward foreign currency contracts. The contracts are primarily denominated in the currencies of the Group's principal markets.

(b) Fair value hedges
Where a fair value exposure is hedged effectively, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in the Consolidated Income Statement. If the derivative financial instrument does not qualify for hedge accounting the changes in fair value are recognised in the Consolidated Income Statement as they arise. If a hedge is no longer effective or a hedging relationship ceases to exist any cumulative gain or loss on the instrument previously recognised in equity is retained in equity until the forecasted transaction occurs at which time it is released to the Consolidated Income Statement. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss in equity is transferred to the Consolidated Income Statement immediately. The principal types of fair value hedges used by the Group are interest rate swaps and cross currency interest rate swaps.

Some derivatives which comply with the Group's financial risk management policies do not qualify for hedge accounting and are therefore classified as trading derivatives. In these cases the instrument is reported independently at fair value with any changes recognised in the Consolidated Income Statement.

17. Financial liabilities (continued)

	Fair Value €'000	Notional Amounts €'000
Fair value hedges		
Interest rate swaps	**(12,584)**	**(440,678)**
Cross currency swaps	**(12,688)**	**(118,075)**
Cashflow hedges		
Foreign exchange contracts	**573**	**132,409**
Trading		
Foreign exchange contracts	**(514)**	**95,107**

The notional amounts represent the principle amounts in the derivative contracts. Where the principle amount is in a foreign currency this has been translated at the year end rate.

The effective interest rate for total borrowings was **4.60%** (2004: 4.24%).

Interest rates are stated after taking into account interest rate derivatives.

Other financial assets and liabilities are not subject to any significant interest rate risks.

Currency exposures

The table below shows the Group's currency exposures which consist of those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the Consolidated Income Statement. Such exposures comprise of the monetary assets and liabilities of the Group that are not denominated in the operating (or functional) currency of the operating unit involved, other than certain borrowings treated as hedges of net investments in overseas operations. As at 31 December these exposures were as follows:

	Net Foreign Currency Monetary Assets/(Liabilities) in €'000							
	2005				2004			
	Euro	**Sterling**	**US Dollar**	**Other**	Euro	Sterling	US Dollar	Other
Functional currency of Group operation								
Euro	**–**	**12,397**	**12,015**	**(2,002)**	–	10,754	5,396	6,997
Sterling	**4,060**	**–**	**992**	**(729)**	2,381	–	3,467	(1,371)
US Dollar	**–**	**–**	**–**	**279**	–	5	–	185
Others	**4,464**	**(6)**	**8,374**	**147**	3,718	1,336	1,368	(2,976)
Total	**8,524**	**12,391**	**21,381**	**(2,305)**	6,099	12,095	10,231	2,835

The amounts shown in the above table take into account the effect of forward contracts entered into to manage these currency exposures. As at 31 December 2005 the Group also held open various foreign currency forward contracts that were taken out to hedge expected future sales and purchases.

17. Financial liabilities (continued)

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 31 December:

	2005		2004	
	Book Value €'000	**Fair Value €'000**	Book Value €'000	Fair Value €'000
Short-term financial liabilities and current portion of long-term borrowings	**(142,051)**	**(142,051)**	(64,293)	(62,469)
Long-term borrowings	**(1,297,210)**	**(1,297,210)**	(1,138,473)	(1,108,884)
Other financial liabilities	**(8,709)**	**(8,709)**	(14,427)	(14,427)
Cash and cash equivalents	**163,903**	**163,903**	65,328	65,328
Quoted shares	**12,442**	**12,442**	–	6,451
Forward foreign currency contracts	**59**	**59**	–	2,441
Interest rate swaps and forward rate agreements	**(25,272)**	**(25,272)**	–	(8,417)

Market values have been used to determine the fair values of quoted shares. The fair value of long-term borrowings, interest rate swaps and cross currency swaps are calculated using a discounted cash flow model. The carrying amount of short term liabilities and cash deposits approximate their fair values.

18. Provisions

	2005 €'000	2004 €'000
Group:		
Acquisition and other restructuring costs		
At beginning of year	12,661	–
Provided in the year	–	41,108
Utilised in the year	**(12,661)**	(28,447)
At end of year	–	12,661

19. Deferred income

	Notes	**Group 2005 €'000**	Group 2004 €'000	**Company 2005 €'000**	Company 2004 €'000
Capital grants					
At beginning of year		27,846	28,537	326	343
Businesses acquired		–	1,660	–	–
Grants received		**446**	907	–	–
Amortised during year	*2*	**(3,475)**	(3,141)	**(18)**	(17)
Exchange translation adjustment	*26*	**220**	(117)	–	–
At end of year		**25,037**	27,846	**308**	326
Analysed as:					
Current liabilities		**3,078**	3,142	**18**	17
Non-current liabilities		**21,959**	24,704	**290**	309
		25,037	27,846	**308**	326

20. Retirement benefits

The Group operates pension plans in a number of its businesses throughout the world. These plans are structured to accord with local conditions and practices in each country that they operate in and can include both defined contribution and defined benefit plans. The assets of the schemes are held, where relevant, in separate trustee administered funds.

(a) Defined contribution plans

The amount recognised as an expense in the Consolidated Income Statement for defined contribution plans for the year was **€12,817,000** (2004: €15,406,000).

(b) Defined benefit plans

The Group operates defined benefit pension schemes in a number of countries in which it operates, primarily in Ireland, the UK, the US, Canada and the Netherlands. The defined benefit plans operated by the Group mostly include final salary pension plans but also include post-retirement medical benefit plans in respect of a number of its US and Canadian employees.

The values used in this disclosure are based on the most recent actuarial valuations and have been updated by the individual schemes' independent and professionally qualified actuaries to incorporate the requirements of IAS 19 'Employee Benefits' in order to assess the liabilities of the various schemes as at 31 December 2005 using the projected unit credit method. All assets in the schemes have been measured at their fair value at the balance sheet date.

Full actuarial valuations are carried out for the Group's pension plans at least on a triennial basis. The actuarial reports are not available for public inspection.

(i) Recognition in the Consolidated Income Statement

	2005		2004	
	Pension €'000	**Post - Retirement €'000**	Pension €'000	Post - Retirement €'000
Current service cost	**21,638**	**609**	19,918	472
Past service cost	**794**	**–**	1,300	–
Expected return on pension schemes' assets	**(31,049)**	**–**	(29,999)	–
Interest on retirement benefit liabilities	**36,634**	**645**	32,311	521
Net amount charged to profit before taxation	**28,017**	**1,254**	23,530	993

(ii) Recognition in the Consolidated Statement of Recognised Income and Expense

	2005		2004	
	Pension €'000	**Post - Retirement €'000**	Pension €'000	Post - Retirement €'000
Actual return less expected return on pension schemes' assets	**51,657**	**–**	16,375	–
Experience gains and losses arising on the schemes' liabilities	**594**	**(46)**	(4,285)	518
Changes in assumptions underlying the present value of the schemes' liabilities*	**(100,997)**	**(1,595)**	(33,495)	(515)
Actuarial (loss)/gain recognised in the Consolidated Statement of Recognised Income and Expense	**(48,746)**	**(1,641)**	(21,405)	3
Cumulative amount of actuarial (losses)/gains recognised in the Consolidated Statement of Recognised Income and Expense	**(70,151)**	**(1,638)**	(21,405)	3
Actual return on plan assets for the year	**82,706**	**N/A**	46,374	N/A

*The main changes in assumptions on the pension schemes' liabilities, that gave rise to the 2005 actuarial loss above, were the decrease in discount rates during 2005 and the adoption of improved mortality assumptions, offset by a reduction in the inflation assumption in Ireland.

20. Retirement benefits (continued)

(iii) Amounts recognised in the Consolidated Balance Sheet and reconciliations for defined benefit plans

The movements in the schemes' defined benefit obligation during the year were:

		2005		2004	
	Notes	**Pension €'000**	**Post - Retirement €'000**	Pension €'000	Post - Retirement €'000
Present value of defined benefit obligation at beginning of year		(669,582)	(9,726)	(531,563)	(6,650)
Current service cost		**(21,638)**	**(609)**	(19,918)	(472)
Past service cost		**(794)**	**–**	(1,300)	–
Interest cost		**(36,634)**	**(645)**	(32,311)	(521)
Contributions by employees		**(10,405)**	**(79)**	(9,639)	(64)
Benefits paid		**17,276**	**467**	18,027	268
Actuarial (loss)/gain		**(100,403)**	**(1,641)**	(37,780)	3
Impact of purchase/sale of businesses and other movements		**(3,178)**	**–**	(64,595)	(3,159)
Exchange translation adjustment	*26*	**(21,008)**	**(1,550)**	9,497	869
Present value of defined benefit obligation at end of year		**(846,366)**	**(13,783)**	(669,582)	(9,726)
Present value of defined benefit obligation at end of year that relates to:					
Wholly unfunded plans		**(3,386)**	**(13,783)**	(3,154)	(9,726)
Wholly or partly funded plans		**(842,980)**	**–**	(666,428)	–
		(846,366)	**(13,783)**	(669,582)	(9,726)

The movements in the schemes' assets during the year were:

		2005		2004	
	Notes	**Pension €'000**	**Post - Retirement €'000**	Pension €'000	Post - Retirement €'000
Fair value of assets in plans at beginning of year		480,046	–	377,544	–
Expected return on plan assets		**31,049**	**–**	29,999	–
Contributions by employer		**38,037**	**388**	26,656	204
Contributions by employees		**10,405**	**79**	9,639	64
Benefits paid		**(17,276)**	**(467)**	(18,027)	(268)
Actuarial gain		**51,657**	**–**	16,375	–
Impact of purchase/sale of businesses and other movements		**3,178**	**–**	43,970	–
Exchange translation adjustment	*26*	**13,950**	**–**	(6,110)	–
Fair value of assets in plans at end of year		**611,046**	**–**	480,046	–

20. Retirement benefits (continued)

The fair values of each of the categories of the pension schemes' assets at 31 December were as follows:

	2005 Pension €'000	2004 Pension €'000
Equities	**412,247**	342,316
Bonds	**172,321**	113,011
Property	**13,843**	13,071
Cash	**12,635**	11,648
Total fair value of pension schemes' assets	**611,046**	480,046

The schemes' assets are invested with professional investment managers or in insurance contracts and investments in the Group's own financial instruments, if any, are solely at the discretion of the investment managers concerned.

The schemes' deficit at 31 December, which has been recognised in full in the Consolidated Balance Sheet in non-current liabilities, was as follows:

	2005		2004	
	Pension €'000	**Post - Retirement €'000**	Pension €'000	Post - Retirement €'000
Deficit in plans before deferred tax at end of year	**(235,320)**	**(13,783)**	(189,536)	(9,726)
Related deferred tax asset	**64,832**	**5,630**	47,873	4,001
Deficit in plans after deferred tax at end of year	**(170,488)**	**(8,153)**	(141,663)	(5,725)

(iv) Financial assumptions

The principal financial assumptions used by the Group's actuaries in order to calculate the pension schemes' liabilities at 31 December, which have been shown in range format to reflect the differing assumptions in each scheme, were as follows:

	2005 %	2004 %
Inflation assumption	**2.00 - 2.50**	2.00 - 2.60
Rate of increase in salaries	**3.00 - 3.50**	3.00 - 4.00
Rate of increase for pensions in payment and deferred pensions	**0.00 - 2.50**	0.00 - 2.60
Rate used to discount scheme liabilities	**4.30 - 5.50**	4.90 - 5.75

The overall expected rate of return on schemes' assets is based on current market long term expectations of each of the categories of assets in the schemes. The long term rate of return on pension schemes' assets expected at 31 December, shown as a range to reflect the differing returns in each scheme, was as follows:

	2005 %	2004 %
Expected return on pension schemes' assets	**4.00 - 7.80**	4.30 - 7.00

20. Retirement benefits (continued)

(v) Amounts for the current and previous years at 31 December are as follows:

	2005 €'000	2004 €'000
Defined benefit pension schemes		
Present value of defined benefit obligation	**(846,366)**	(669,582)
Fair value of plans' assets	**611,046**	480,046
Net deficit in defined benefit pension plans	**(235,320)**	(189,536)
Experience gains/(losses) on schemes' liabilities	**594**	(4,285)
Experience gains on schemes' assets	**51,657**	16,375
Post retirement medical benefit schemes		
Present value of defined benefit obligation	**(13,783)**	(9,726)
Experience (losses)/gains on schemes' liabilities	**(46)**	518

As permitted by the transitional provisions of the 'Amendment to International Accounting Standard (IAS) 19 Employee Benefits', issued in December 2004, the disclosures above are determined prospectively from the year ended 31 December 2004.

21. Other non-current liabilities

	Group 2005 €'000	Group 2004 €'000	Company 2005 €'000	Company 2004 €'000
Other payables and accruals	**98,588**	118,009	**–**	–
Deferred payments on acquisition of subsidiaries	**8,709**	14,427	**–**	6,710
Amounts due to Group companies	**–**	–	**53,370**	–
	107,297	132,436	**53,370**	6,710

22. Share capital

	2005 €'000	2004 €'000
Group and Company:		
Authorised		
280,000,000 A ordinary shares (2004: 200,000,000 A ordinary shares) of 12.5 cent each	**35,000**	25,000
Allotted, called-up and fully paid		
At beginning of year (A ordinary shares of **12.5 cent** each (2004: 12.5 cent each))	23,356	23,234
Shares issued during year	**43**	122
At end of year (A ordinary shares of **12.5 cent** each)	**23,399**	23,356

The Company has one class of ordinary share which carry no right to fixed income.

Shares issued during year

During 2005, **97,800** A ordinary shares, each with a nominal value of 12.5 cent, were issued at €8.00 per share to executives in the Group under share option schemes. **126,250** A ordinary shares, each with a nominal value of 12.5 cent, were issued at €12.57 per share to executives in the Group under share option schemes. Also, **122,595** A ordinary shares, each with a nominal value of 12.5 cent, were issued at €13.42 per share to executives in the Group under share option schemes. The total number of shares in issue at 31 December 2005 was **187,195,510** (2004: 186,848,865).

Executive share option scheme

Details of the executive share option scheme are given in the Report of the Directors.

Options are exercisable at a price equal to the average quoted market price of the Company's shares at the date of grant. The earliest exercisable date for all share options was 30 June 2000 and the latest exercisable date is 1 October 2010.

	2005		2004	
	Number of Share Options	**Weighted Average Exercise Price €**	Number of Share Options	Weighted Average Exercise Price €
Outstanding at beginning of year	2,270,980	11.06	3,303,700	10.87
Exercised during year	**346,645**	**11.58**	974,720	10.28
Forfeited during year	–	–	58,000	13.13
Outstanding and exercisable at end of year	**1,924,335**	**10.97**	2,270,980	11.06

The exercise price range for options outstanding at the end of the year is **€8.00 - €13.42** (2004: €8.00 - €13.42).

The remaining average contractual life of the options is **3.10** years (2004: 2.75 years).

23. Share premium

	Notes	2005 €'000	2004 €'000
Group and Company:			
At beginning of year		375,032	365,229
Shares issued during year	*22*	**3,971**	9,899
Share issue costs		**(24)**	(96)
At end of year		**378,979**	375,032

24. Reconciliation of movements in shareholders' equity

		Other Reserves					
	Share Capital and Share Premium €'000	Capital Conversion Reserve Fund €'000	Available-for-Sale Investment Reserve €'000	Translation Reserve €'000	Hedging Reserve €'000	Retained Earnings €'000	Total €'000
At 1 January 2004	388,463	340	–	–	–	416,927	805,730
Total recognised income and expense for year	–	–	–	(7,601)	–	184,574	176,973
Dividends	–	–	–	–	–	(24,468)	(24,468)
Shares issued during year	10,021	–	–	–	–	–	10,021
Share issue costs	(96)	–	–	–	–	–	(96)
At 31 December 2004	398,388	340	–	(7,601)	–	577,033	968,160
Impact of adoption of IAS 32 and IAS 39	–	–	6,451	–	3,099	–	9,550
At beginning of year as adjusted	398,388	340	6,451	(7,601)	3,099	577,033	977,710
Total recognised income and expense for year	–	–	**5,991**	**17,747**	**(2,526)**	**201,901**	**223,113**
Dividends paid	–	–	–	–	–	**(27,129)**	**(27,129)**
Shares issued during year	**4,014**	–	–	–	–	–	**4,014**
Share issue costs	**(24)**	–	–	–	–	–	**(24)**
At 31 December 2005	**402,378**	**340**	**12,442**	**10,146**	**573**	**751,805**	**1,177,684**

25. Analysis of cash flow components

The components of net cash flow from operating activities can be analysed as follows:

	Notes	**Group 2005 €'000**	Group 2004 €'000	**Company 2005 €'000**	Company 2004 €'000
Depreciation (net)					
Depreciation	*10*	**105,118**	94,726	**185**	185
Capital grants amortisation	*19*	**(3,475)**	(3,141)	**(18)**	(17)
		101,643	91,585	**167**	168
Change in working capital					
Increase in inventories		**(51,227)**	(16,625)	**–**	–
Decrease/(increase) in trade and other receivables		**56,252**	(23,971)	**155,069**	(47,631)
(Decrease)/increase in trade and other payables		**(4,765)**	75,902	**53,360**	–
		260	35,306	**208,429**	(47,631)

26. Effect of exchange translation adjustments

	Notes	**2005 €'000**	2004 €'000
Group:			
Increase/(decrease) in assets			
Non-current assets			
Property, plant and equipment	*10*	**51,753**	(21,136)
Intangible assets	*11*	**73,094**	(36,898)
Deferred tax assets	*6*	**1,566**	(722)
Current assets			
Inventories		**30,691**	(8,326)
Trade and other receivables		**30,888**	(5,121)
Cash and cash equivalents		**5,002**	–
Assets classified as held for sale		**–**	(63)
(Decrease)/increase in liabilities			
Current liabilities			
Trade and other payables		**(49,161)**	23,119
Financial liabilities		**(10,254)**	(2,688)
Tax liabilities		**(1,998)**	2,389
Deferred income	*19*	**(220)**	117
Non-current liabilities			
Financial liabilities		**(99,745)**	37,323
Retirement benefit obligation	*20*	**(8,608)**	4,256
Other non-current liabilities		**(4,930)**	723
Deferred tax liabilities	*6*	**(825)**	340
Retained earnings		**494**	(914)
		17,747	(7,601)

The above exchange translation adjustments arise on the retranslation of the Group's opening net investment in its foreign currency subsidiaries.

27. Businesses acquired

During 2005, the Group completed the acquisition of a number of businesses, all of which were 100% acquired. The total consideration for acquisitions amounted to **€237,502,000** analysed as follows:

		Fair Value Adjustments		
	Acquiree's Carrying Amount Before Combination 2005 €'000	**Revaluations 2005 €'000**	**Alignment of Accounting Policies 2005 €'000**	**Fair Value 2005 €'000**
Net assets acquired:				
Non-current assets				
Property, plant and equipment	36,793	(1,445)	–	**35,348**
Intangible assets	–	37,878	–	**37,878**
Current assets				
Inventories	12,479	–	(365)	**12,114**
Trade and other receivables	35,385	–	(878)	**34,507**
Current liabilities				
Trade and other payables	(39,796)	–	(1,677)	**(41,473)**
Non-current liabilities				
Deferred tax	(365)	(10,923)	–	**(11,288)**
Other non-current liabilities	(304)	–	(4,220)	**(4,524)**
	44,192	25,510	(7,140)	**62,562**
Goodwill				**174,940**
Total consideration				**237,502**
Purchase consideration:				
Cash				**230,664**
Deferred payments				**3,814**
Acquisition expenses				**3,024**
				237,502

The acquisition method of accounting has been used to consolidate the businesses acquired in 2005 in the Group's financial statements. The fair value adjustments detailed above are provisional. The cash discharged figure above includes **€13,133,000** of net debt taken over at the date of acquisition.

The principal acquisitions completed in 2005 are summarised as follows:

In August 2005 the Group acquired the entire share capital of **Noon Group Limited**. Noon is the market leader in the development and production of authentic Asian chilled ready meals in the UK. This acquisition complements Kerry Foods product lines in the fast-growing chilled ready meals market.

In March 2005 the Group acquired **Hangzhou Lanli Food Industry Company Limited** located in China. The company has a spray drying facility and will give the Group an established base into the Chinese food ingredients market.

In January 2005 the Group acquired **Gordon Jopling (Foods) Limited**. Based in the UK the company supplies principally made-to-order vegetable based ingredients into the ready meals, pizzas, sauces and dressings markets in the UK and Ireland.

During the year, the Group completed a number of smaller acquisitions including **Di Carne Industrial S.A.** in Brazil, **Nutrisens Inc.** in Canada and **Matthews Foods plc** and **Provincial Butchers Supplies** in the UK.

28. Contingent liabilities

	2005 €'000	2004 €'000
Company:		
(a) Guarantees in respect of borrowings of subsidiaries	**1,440,621**	1,202,767

(b) For the purposes of Section 17 of the Companies (Amendment) Act, 1986, the Company has undertaken by Board resolution to indemnify the creditors of its subsidiaries incorporated in the Republic of Ireland, as set out in note 32, in respect of all losses and liabilities as referred to in Section 5(c) of the Companies (Amendment) Act, 1986 for the financial year ended on 31 December 2005 or any amended financial period incorporating the said financial year.

The company has given similar indemnities in relation to its subsidiaries in the Netherlands, as set out in note 32.

29. Other financial commitments

	2005 €'000	2004 €'000
Group:		
(a) Commitments for the acquisition of property, plant and equipment at 31 December for which no provision has been made in these accounts are as follows:		
Commitments for the acquisition of property, plant and equipment in respect of contracts placed	**23,550**	24,446
Expenditure for the acquisition of property, plant and equipment authorised by the Directors but not contracted for at the year end	**48,751**	46,698
	72,301	71,144

(b) At the balance sheet date the Group had commitments, under non-cancellable operating leases which fall due as follows:

	2005 €'000	2004 €'000
Within one year	**28,915**	18,953
In the second to fifth years inclusive	**54,637**	33,737
After five years	**43,868**	13,437
	127,420	66,127

The operating lease charges during 2005 amounted to **€24,611,000** (2004: €20,964,000).

30. Related party transactions

(a) *Related party transactions; trading with Directors*
In the ordinary course of business as farmers, Directors have traded on standard commercial terms with the Group's Agribusiness Division. Aggregate purchases from, and sales to, these Directors amounted to **€933,000** (2004: €1,053,000) and **€332,000** (2004: €350,000) respectively. The trading balance outstanding to the Group at the year end was **€66,000** (2004: €90,000).

All transactions with Directors were at normal commercial terms. The amounts outstanding are unsecured and will be settled in cash. No expense has been recognised in the year for bad or doubtful debts in respect of amounts owed by Directors.

(b) *Related party transactions; trading with material shareholders*
The balance outstanding by the Group to Kerry Co-operative Creameries Limited at the end of the year was **€9,000,000** (2004: €nil).

31. Events after the balance sheet date

Since the year end, the Group has sold the business and assets of St. Brendans Irish Cream Liqueur Company Limited.

Other than the above and the proposal of a final dividend (see note 8) there have been no significant events, outside the ordinary course of business, affecting the Group since 31 December 2005.

32. Principal subsidiaries (all wholly owned)

Company Name	Nature of Business	Country	Registered Office
Ballysimon Warehousing Limited	Ingredients	Ireland	1
Castleisland Cattle Breeding Society Limited	Agribusiness	Ireland	1
Charleville Research Limited	Services	Ireland	1
Dawn Dairies Limited	Foods	Ireland	1
Duffy Meats Limited	Foods	Ireland	1
Freshways Limited	Foods	Ireland	1
Glenealy Farms (Turkeys) Limited	Foods	Ireland	1
Golden Vale Clare Limited	Investment	Ireland	1
Golden Vale Dairies Limited	Agribusiness	Ireland	1
Golden Vale Farms Limited	Agribusiness	Ireland	1
Golden Vale Food Products Limited	Ingredients	Ireland	1
Golden Vale Foods Limited	Foods	Ireland	1
Golden Vale Holdings Limited	Investment	Ireland	1
Golden Vale Investments Limited	Investment	Ireland	1
Golden Vale Limerick Limited	Foods	Ireland	1
Golden Vale Limited	Investment	Ireland	1
Golden Vale Sales Limited	Ingredients	Ireland	1
Grove Turkeys Limited	Foods	Ireland	1
Henry Denny & Sons (Ireland) Limited	Foods	Ireland	1
Irish Cold Stores Limited	Foods	Ireland	1
Kerry Agribusiness Holdings Limited	Investment	Ireland	1
Kerry Agribusiness Trading Limited	Agribusiness	Ireland	1
Kerry Creameries Limited	Agribusiness	Ireland	1
Kerry Farm Supplies Limited	Agribusiness	Ireland	1
Kerry Food Ingredients (Cork) Limited	Ingredients	Ireland	1
Kerry Group Financial Services	Services	Ireland	1
Kerry Group Services International Limited	Services	Ireland	1
Kerry Group Services Limited	Services	Ireland	1
Kerry Holdings (Ireland) Limited	Investment	Ireland	1
Kerry Ingredients (Ireland) Limited	Ingredients	Ireland	1
Kerry Ingredients Holdings (Ireland) Limited	Investment	Ireland	1
Kerry Ingredients Trading Limited	Ingredients	Ireland	1
Kerry Treasury Services Limited	Services	Ireland	1
Kerrykreem Limited	Ingredients	Ireland	1
Platters Food Company Limited	Foods	Ireland	1
Princemark Holdings Limited	Services	Ireland	1
Rye Developments Limited	Services	Ireland	1
Rye Valley Foods Limited	Foods	Ireland	1
Snowcream (Midlands) Limited	Foods	Ireland	1
Plassey Holdings Limited	Investment	Ireland	1
National Food Ingredients Limited	Ingredients	Ireland	1
National Rusks Limited	Ingredients	Ireland	1
Plassey Investments Limited	Investment	Ireland	1
William Blake Limited	Ingredients	Ireland	1
Henry Denny & Sons (NI) Limited	Foods	UK	2
Dairy Produce Packers Limited	Ingredients	UK	3
Golden Cow Dairies Limited	Foods	UK	3
Golden Vale (NI) Limited	Investment	UK	3
Leckpatrick Dairies Limited	Foods	UK	3
Leckpatrick Holdings Limited	Investment	UK	3

32. Principal subsidiaries (all wholly owned) (continued)

Company Name	Nature of Business	Country	Registered Office
St. Brendans Irish Cream Liqueur Company Limited	Ingredients	UK	4
A.E. Button & Sons Limited	Foods	UK	5
Diversity Foods Limited	Foods	UK	5
Kerry Foods Limited	Foods	UK	5
Kerry Holdings (U.K.) Limited	Investment	UK	5
Kerry Savoury Foods Limited	Foods	UK	5
Noon Group Limited	Foods	UK	5
Dairyborn Foods Limited	Foods	UK	6
A.R. Parkin Limited	Ingredients	UK	7
Cereal Innovations Limited	Ingredients	UK	7
Dale Country Foods Limited	Ingredients	UK	7
EBI Foods Limited	Ingredients	UK	7
Kerry Ingredients (UK) Limited	Ingredients	UK	7
Kerry Ingredients Holdings (U.K.) Limited	Investment	UK	7
Gordon Jopling (Foods) Limited	Ingredients	UK	7
Gova Finance B.V.	Investment	Netherlands	8
Kerry Group B.V.	Investment	Netherlands	8
Kerry Bio-Science B.V.	Ingredients	Netherlands	8
Kerry Ingredients B.V.	Ingredients	Netherlands	9
Kerry Foods France Sarl	Ingredients	France	10
Kerry Ingredients France S.A.S.	Ingredients	France	11
Kerry Ingredients Holdings (France) S.A.	Investment	France	11
Kerry Savoury Ingredients France S.A.S.	Ingredients	France	12
Kerry Ingredients GmbH.	Ingredients	Germany	13
Kerry Ingredients Holding (Germany) GmbH.	Investment	Germany	13
Kerry Tukania Proca GmbH.	Ingredients	Germany	13
Kerry Ingredients (Denmark) A/S	Ingredients	Denmark	14
Kerry Ingredients Italia S.p.A.	Ingredients	Italy	15
Mastertaste S.p.A.	Ingredients	Italy	16
Kerry Polska Sp. z.o.o.	Ingredients	Poland	17
Kerry Hungaria KFT.	Ingredients	Hungary	18
Kerry Hungary Limited	Services	Hungary	19
Kerry Ingredients Australia Pty. Limited	Ingredients	Australia	20
Kerry Ingredients (NZ) Limited	Ingredients	New Zealand	21
Flavurence Corporation	Ingredients	USA	22
Geneva Flavors Inc.	Ingredients	USA	22
Guernsey Bel, Inc.	Ingredients	USA	22
GB Seasonings Inc.	Ingredients	USA	22
Kerry Biofunctional Ingredients Inc.	Ingredients	USA	22
Kerry Holding Co.	Investment	USA	22
Kerry Inc.	Ingredients	USA	22
Mastertaste Holding Co.	Investment	USA	22
Hickory Specialties, Inc.	Ingredients	USA	23
Jana's Classics, Inc.	Ingredients	USA	24
Oregon Chai, Inc.	Ingredients	USA	24
Stearns & Lehman, Inc.	Ingredients	USA	25
Kerry (Canada) Inc.	Ingredients	Canada	26
Kerry (Quebec) Inc.	Ingredients	Canada	27
Rector Holdings Limited	Investment	Canada	28
Nutrisens Inc.	Ingredients	Canada	29
Kerry Ingredients (de Mexico) S.A. de C.V.	Ingredients	Mexico	30
Di Carne Industrial S.A.	Ingredients	Brazil	31
Kerry do Brasil Ltda.	Ingredients	Brazil	32
Kerry Bio-Science Egypt Misr L.L.	Ingredients	Egypt	33
Kerry Ingredients South Africa (Pty) Limited	Ingredients	South Africa	34
Kerry Ingredients (Thailand) Limited	Ingredients	Thailand	35
Kerry Food Ingredients (Philippines), Inc.	Ingredients	Philippines	36

32. Principal subsidiaries (all wholly owned) (continued)

Company Name	Nature of Business	Country	Registered Office
Kerry Food Ingredients (Cebu), Inc.	Ingredients	Philippines	37
Kerry Ingredients (S) Pte Limited	Ingredients	Singapore	38
Kerry Ingredients (M) Sdn. Bhd.	Ingredients	Malaysia	39
Kerry Japan Kabushiki Kaisha	Ingredients	Japan	40
Kerry Food Ingredients (Hangzhou) Company Limited	Ingredients	China	41
Kerry Ingredients Trading (Shanghai) Limited	Ingredients	China	42

Notes

(1) Country represents country of incorporation and operation. Ireland refers to the Republic of Ireland.

(2) With the exception of the US, Canadian and Mexican subsidiaries, where the holding is in the form of common stock, all holdings are in the form of ordinary shares.

Registered Office

1 Prince's Street, Tralee, Co. Kerry, Ireland.
2 6 Corcrain Road, Portadown, Craigavon, Co. Armagh, Northern Ireland.
3 Milburn Road, Coleraine, Co. Londonderry, BT52 1QZ, Northern Ireland.
4 10 Rossdowney Road, Derry BT47 1NS, Northern Ireland.
5 Thorpe Lea Manor, Thorpe Lea Road, Egham, Surrey TW20 8HY, England.
6 Eaton Green Road, Luton LU2 9XF, England.
7 Equinox South, Great Park Road, Bradley Stoke, Bristol BS32 4QL, England.
8 Veluwezoom 62, 1327 AH Almere, The Netherlands.
9 Ettensebaan 10, 4814 NN Breda, The Netherlands.
10 Les Monestiers, 84400 Gargas, France.
11 Quartier Salignan, 84400 Apt en Provence, France.
12 26 Rue Jacques Prevert, 59650 Villeneuve d'Ascq, France.
13 Hauptstrasse 22-26, D-63924 Kleinheubach, Germany.
14 Toftegardsvej 3, DK-5620, Glamsbjerg, Denmark.
15 Via Sondrio 9, 20053 Muggio (Milan), Italy.
16 Via Fossata 114, 10147, Torino, Italy.
17 25-558 Kielce, Ul. Zagnanska 97a, Poland.
18 H-1106 Budapest, Fehér út 10, Hungary.
19 H-1074 Budapest, Dohany u. 12, Hungary.
20 No 8 Holker Street, Newington, NSW 2127, Australia.
21 11-13 Bell Avenue, Otahuhu, Auckland, New Zealand.
22 2711 Centerville Road, Wilmington, DE 19808, USA.
23 2908 Poston Avenue, Nashville, TN 37203, USA.
24 285 Liberty Street NE, Salem, OR 97301, USA.
25 50 West Broad Street, Columbus, Ohio, 43215, USA.
26 55 King Street West, Toronto-Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1N6, Canada.
27 615 Jack Ross Ave., P.O. Box 968, Woodstock, Ontario, N4S 8A4, Canada.
28 66 Wellington Street, Toronto-Dominion Bank Tower, Toronto, Ontario, M5K 1N6, Canada.
29 1 Place du Commerce, Suite 403, Verdun, Quebec, H3E 1A2, Canada.
30 Carr. Panamericana, Salamanca Km 11.2, 36660 Irapuato, Guanajuato, Mexico.
31 Av. 86-A, 281 - Parte B - Distrito Industrial - Rio Claro - SP - Brazil.
32 Rua Cristiano Alves da Silva, 15 - Parque Jussara - Tres Coracoes - MG - Brazil.
33 11th Floor, 3 Aboul Feda St., Zamalek, Cairo, Egypt.
34 Unit 24 Sancroy Commercial Park, Die Agora Road, Croydon, Gauteng, South Africa.
35 No 618, Moo 4, Bangpoo Industrial Estate, Praksa Sub District, Muang District, Samutprakarn Province, Thailand.
36 GF/SFB#1, Mactan Economic Zone 1, Lapulapu City, Cebu, Philippines.
37 P. Suico St., Tabok, Mandaue City, Cebu, Philippines.
38 6 Shenton Way #28-09 DBS Building Tower Two, Singapore 068809.
39 No. 19 Jalan Tun Abdul Razak Susur 1/1, 80000 Johor Bahru, Malaysia.
40 Kamiyacho Sankei Building. 2F, 1-7-2, Azabudai, Minato-ku, Tokyo 106-0041, Japan.
41 68 Xing Fu Road, HEDA Xia Sha District, Hangzhou 310018, China.
42 2 Zhongnan Road, Xingmao Building, Room 248, Wai Gao Qiao, Shanghai, China.

33. Impact of adoption of IAS 32 'Financial Instruments: Presentation and Disclosure' and IAS 39 'Financial Instruments: Recognition and Measurement'

As permitted under IFRS 1, the Group applied hedge accounting in accordance with Irish/UK GAAP for the year ended 31 December 2004 and adopted IAS 32 and IAS 39 from 1 January 2005.

		IFRS 31 Dec. 2004 €'000	Effect of adoption of IAS 32 and IAS 39 €'000	IFRS 1 Jan. 2005 €'000
Non-current assets	*(a)*	2,328,324	6,451	2,334,775
Current assets	*(b)*	1,094,346	3,542	1,097,888
Current liabilities		(856,356)	–	(856,356)
Non-current liabilities	*(c)*	(1,598,154)	(443)	(1,598,597)
		968,160	9,550	977,710
Shareholders' equity	*(d)*	968,160	9,550	977,710

The following notes explain the adjustments made to the Group's Consolidated Balance Sheet as at 1 January 2005 to reflect the adoption of IAS 32 and IAS 39.

(a) Non-current assets
€6,451,000 has been included in non-current assets as an available-for-sale investment. This is the remeasurement to fair value of investments in other companies, which have a base cost of €nil.

(b) Current assets
€3,542,000 has been included in current assets as financial derivatives. This is the recognition of derivative financial instruments (cash flow hedges) at fair value.

(c) Non-current liabilities
€443,000 has been included in non-current liabilities as deferred tax. This is the deferred tax impact of the recognition of derivative financial instruments (cash flow hedges) at fair value.
€29,210,000 has been recognised as a financial liability as the fair value of interest rate swaps.
29,210,000 has been recognised as a reduction in the financial liability as the fair value movement of the senior notes.

(d) Shareholders' equity
€6,451,000 has been included as an available-for-sale investment reserve. This is the impact of recognition of an available-for-sale financial asset investment.
€3,099,000 has been included as a hedging reserve. This is the recognition of derivative financial instruments (cash flow hedges) at fair value, net of related deferred tax liability.

34. Reconciliation of the impact of IFRS on the 2004 Financial Statements

Consolidated Income Statement

for the year ended 31 December 2004

		Under Irish/ UK GAAP €'000	Impact of transition to IFRS €'000	Under IFRS €'000
Revenue		**4,128,736**	–	**4,128,736**
Trading profit	*(a)*	**348,906**	6,874	**355,780**
Intangible asset amortisation	*(b)*	(69,252)	59,430	(9,822)
Non-trading items		(25,516)	–	(25,516)
Operating profit		**254,138**	66,304	**320,442**
Finance costs	*(c)*	(48,982)	(2,833)	(51,815)
Profit before taxation		**205,156**	63,471	**268,627**
Income taxes	*(d)*	(59,371)	(5,206)	(64,577)
Profit after taxation and attributable to ordinary shareholders		**145,785**	58,265	**204,050**
Earnings per ordinary share (cent)				
– basic		**78.2**	31.3	**109.5**
– fully diluted		**77.8**	31.1	**108.9**

The following notes explain the adjustments made to the Group's Consolidated Income Statement for the year ended 31 December 2004 to reflect the adoption of IFRS.

(a) Trading profit
Trading profit has been adjusted by:
(1) €5,804,000 to comply with IAS 19 'Employee Benefits'. This relates to the elimination of the cost of spreading the pension deficit relating to past service under SSAP 24 'Accounting for Pension Costs', adjusting for differences in measurement bases in the current service cost and the recognition of the past service cost arising in 2004.
(2) €1,070,000 to reflect the reclassification of the 2004 related depreciation of computer software to intangible asset amortisation under IAS 38 'Intangible Assets'.

(b) Intangible asset amortisation
Intangible asset amortisation has been adjusted as follows:
(1) Under IFRS 3 'Business Combinations' the Group will no longer amortise goodwill, but will instead test it for impairment at least on an annual basis. The net impact of reversing goodwill amortisation and the recognition of the intangible asset amortisation under IFRS is a decrease in the amortisation charge of €60,500,000.
(2) €1,070,000 to reflect the reclassification of the 2004 related depreciation of computer software to intangible asset amortisation under IAS 38.

(c) Finance costs
Finance costs have been adjusted by €2,833,000 in order to recognise the IAS 19 pension financing charge.

(d) Income taxes
The overall impact of the move to IAS 12 'Income Taxes' is an increase in the deferred tax charge of €5,206,000. This is due to:
(1) Deferred tax arising on the movement in the pension charge.
(2) As discounting is not allowed under IFRS, the impact of discounting must be eliminated.
(3) Other adjustments relate mainly to differences arising as a result of recognising temporary differences that were not regarded as timing differences under Irish/UK GAAP. The most significant of these relates to intangible assets.

Consolidated Balance Sheet

as at 31 December 2004

		Under Irish/ UK GAAP €'000	Impact of transition to IFRS €'000	Under IFRS €'000
Non-current assets				
Property, plant and equipment	*(a)*	968,480	(7,813)	960,667
Intangible assets	*(b)*	1,283,237	71,608	1,354,845
Deferred tax assets	*(c)*	–	12,812	12,812
		2,251,717	76,607	**2,328,324**
Current assets				
Inventories		457,662	–	457,662
Trade and other receivables		566,938	–	566,938
Cash and cash equivalents		65,328	–	65,328
Assets classified as held for sale	*(d)*	–	4,418	4,418
		1,089,928	4,418	**1,094,346**
Total assets		**3,341,645**	81,025	**3,422,670**
Current liabilities				
Trade and other payables	*(e)*	746,893	(17,751)	729,142
Financial liabilities		64,293	–	64,293
Tax liabilities		47,118	–	47,118
Provisions		12,661	–	12,661
Deferred income		3,142	–	3,142
		874,107	(17,751)	**856,356**
Non-current liabilities				
Financial liabilities		1,138,473	–	1,138,473
Retirement benefit obligation	*(f)*	–	199,262	199,262
Other non-current liabilities		132,436	–	132,436
Deferred tax liabilities	*(g)*	128,020	(24,741)	103,279
Deferred income		24,704	–	24,704
		1,423,633	174,521	**1,598,154**
Total liabilities		**2,297,740**	156,770	**2,454,510**
Net assets		**1,043,905**	(75,745)	**968,160**
Capital and reserves				
Share capital		23,356	–	23,356
Share premium account		375,032	–	375,032
Other reserves	*(h)*	340	(7,601)	(7,261)
Retained earnings		645,177	(68,144)	577,033
Shareholders' equity		**1,043,905**	(75,745)	**968,160**

34. Reconciliation of the impact of IFRS on the 2004 Financial Statements (continued)

The following notes explain the adjustments made to the Group's Consolidated Balance Sheet as at 31 December 2004 to reflect the adoption of IFRS.

(a) Property, plant and equipment

(1) €3,395,000 of computer software has been transferred from property, plant and equipment under Irish/UK GAAP to intangible assets under IAS 38.

(2) €4,418,000 of property, plant and equipment qualifying as non-current assets held for sale on transition were reclassed under IFRS 5 'Non-Current Assets Held for Sale'.

(b) Intangible assets

(1) €1,488,000 relates to the difference between the measurement of pension obligations on acquisitions under Irish/UK GAAP compared to IAS 19 during the year.

(2) Under IFRS 3 the Group will no longer amortise goodwill, but will instead test it for impairment at least on an annual basis. The net impact (net of exchange movements) is €58,263,000.

(3) €9,053,000 is the IAS 12 adjustment which relates mainly to differences on intangible assets arising as a result of recognising temporary differences that were not regarded as timing differences under Irish/UK GAAP.

(4) €3,395,000 of computer software has been transferred from property, plant and equipment under Irish/UK GAAP to intangible assets under IAS 38.

(5) IAS 21 'The Effects of Changes in Foreign Exchange Rates' requires that any goodwill held in a currency other than the functional currency of the acquired operation shall be treated as an asset of the foreign operation, resulting in a negative reserve movement of €591,000.

(c) Deferred tax assets

€12,812,000 has been recognised in respect of deferred tax assets which are recognised separately where there is no right of offset against deferred tax liabilities. This includes amounts reclassified from deferred tax liabilities under Irish/UK GAAP and adjustments made under IAS 12.

(d) Assets classified as held for sale

On transition to IFRS property, plant and equipment qualifying as non-current assets held for sale were reclassified.

(e) Trade and other payables

Under IAS 10 'Events After the Balance Sheet Date' proposed dividends do not meet the definition of a liability until such time as they have been approved. The Irish/UK GAAP liability for the 2004 final dividend of €17,751,000 is derecognised from the 31 December 2004 Consolidated Balance Sheet.

(f) Retirement benefit obligation

The Group has opted for the full recognition of pension deficits/surpluses on the Consolidated Balance Sheet under IAS 19. The deficit arising on the Group's defined benefit pension and post retirement plans has been recognised in full in the IFRS Consolidated Balance Sheet as at 31 December 2004 in non-current liabilities. The net actuarial loss arising in 2004 has been taken to the Consolidated Statement of Recognised Income and Expense.

(g) Deferred tax liabilities

(1) Under IFRS, the full pension deficit is included on the Consolidated Balance Sheet, resulting in an additional deferred tax asset being recognised in the Consolidated Balance Sheet as at 1 January 2004 and additional deferred tax being recognised on balance sheet movements in the year.

(2) Discounting is not allowed under IAS 12 therefore the impact of discounting on deferred tax balances in the year must be removed.

(h) Other reserves

Under IFRS translation adjustments are held in a separate reserve – see note 26 'Effect of exchange translation adjustments'.



designed and produced by xml dublin 661 7600


KERRY
Kerry Group
Prince's Street
Tralee
Co. Kerry
Ireland
T +353 66 718 2000
F +353 66 718 2961
www.kerrygroup.com

Annual General Meeting Form of Proxy




SEC MAIL PROCESSING
RECEIVED
APR 26 2006
WASH, D.C. SECTION
209

being a member/members of Kerry Group plc hereby appoint .... of .... or failing him/her the Chairman of the meeting (see note 3 below) as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company convened for the Brandon Hotel, Tralee, Co Kerry on Friday 19th May 2006 at 2.00p.m. and at any adjournment thereof.

Please indicate with an "X" in the spaces below how you wish the proxy to vote (see note 4 below).

RESOLUTIONS

				Vote For	Vote Against	Vote Withheld
1			Reports & Accounts			
2			Declaration of Dividend			
3	(a)	(i)	Re-election of Mr Denis Buckley § (in accordance with Combined Code)			
		(ii)	Re-election of Mr Eugene McSweeney § (in accordance with Combined Code)			
3	(b)	(i)	Re-election of Mr Denis Cregan (in accordance with Article 97)			
		(ii)	Re-election of Mr Michael Dowling ‡§ (in accordance with Article 97)			
		(iii)	Re-election of Mr Hugh Friel (in accordance with Article 97)			
		(iv)	Re-election of Mr Kevin Kelly ‡§ (in accordance with Article 97)			
		(v)	Re-election of Mr Denis Wallis ‡ (in accordance with Article 97)			
3	(c)	(i)	Re-election of Mr Noel Greene (in accordance with Article 102)			
		(ii)	Re-election of Mr Roger Robbins (in accordance with Article 102)			
4			Remuneration of Auditors			
5			Ordinary Resolution (Section 20 Authority)			
6			Special Resolution (Disapplication of Section 23)			
7			To authorise the Company to make market purchases of its own shares			
8			To approve the establishment of the Kerry Group plc 2006 Long Term Incentive Plan			

‡ Denotes member of Audit Committee. § Denotes member of Remuneration and Nomination Committee.

Notes

1. The instrument of proxy to be valid must be lodged at the registered office of the Company not later than forty eight hours before the time fixed for the meeting.
2. In the case of a corporation this instrument may be either under its common seal or under the hand of an officer or attorney authorised in that behalf.
3. If you desire to appoint a proxy other than the Chairman of the meeting please insert his/her name and address and delete the words 'Chairman of the meeting' and initial the alteration.
4. If this instrument is signed and returned but without any indication as to how the person appointed proxy shall vote he/she will exercise his/her discretion as to how he/she votes and whether or not he/she abstains from voting.
5. In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

Signature(s) .... Date..................... 2006

Detach here

Attendance Card



Kerry Group plc Annual General Meeting
Brandon Hotel, Tralee, Co Kerry 19th May 2006 at 2.00 p.m.

Name

Shareholder Account No

PLEASE DO NOT POST THIS SECTION OF THE FORM • PRESENT IT PERSONALLY TO GAIN ADMITTANCE TO THE MEETING

Kerry Group plc

This document is important and requires your immediate attention. If you are in any doubt about the course of action to take you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser.

If you have sold all your shares in Kerry Group plc please forward this document to the agent through whom the sale was effected for transmission to the purchaser.



SEC MAIL
PROCESSING
RECEIVED
APR 26 2006
WASH, D.C.
209
SECTION



KERRY

Notice of Annual General Meeting and Letter from the Chairman

Notice of the Annual General Meeting of Kerry Group plc to be held on Friday 19th May 2006 at the Brandon Hotel, Tralee, Co Kerry is set out on pages 2 and 3 of this document. A form of proxy relating to the meeting is enclosed.

Notice of Annual General Meeting

To each member

Notice is hereby given that the Annual General Meeting of Kerry Group plc will be held at the Brandon Hotel, Tralee, Co Kerry on Friday 19th May 2006 at 2.00 p.m. for the following purposes:

As Ordinary Business

1. To receive and consider the accounts for the year ended 31 December 2005 and the Directors' and Auditors' Reports thereon.

2. To declare a final dividend as recommended by the Directors.

3. (a) To re-elect Mr Denis Buckley and Mr Eugene McSweeney who retire in accordance with the provisions of the Combined Code on Corporate Governance and, being eligible, offer themselves for re-election.

   (b) To re-elect Mr Denis Cregan, Mr Michael Dowling, Mr Hugh Friel, Mr Kevin Kelly and Mr Denis Wallis who, in accordance with Article 97 of the Articles of Association of the Company retire by rotation and, being eligible, offer themselves for re-election.

   (c) To re-elect Mr Noel Greene and Mr Roger Robbins who were appointed Directors since the previous Annual General Meeting and who, in accordance with Article 102 of the Articles of Association of the Company, retire and, being eligible, offer themselves for re-election.

4 To authorise the Directors to fix the remuneration of the Auditors.

As Special Business

5 To consider and, if thought fit, pass the following ordinary resolution:
That the Directors are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities within the meaning of Section 20 of the Companies (Amendment) Act, 1983. The maximum amount of the relevant securities which may be allotted under the authority hereby conferred shall be the authorised but unissued A Ordinary Shares in the capital of the Company. The authority hereby conferred shall expire on 19th August 2007 unless and to the extent that such authority is renewed, revoked or extended prior to such date. The Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement, notwithstanding that the authority hereby conferred has expired.

6 To consider and, if thought fit, pass the following special resolution:
That the Directors are hereby empowered pursuant to Sections 23 and 24 (1) of the Companies (Amendment) Act, 1983 to allot equity securities within the meaning of the said Section 23 for cash as if Section 23(1) of the said Act did not apply to any such allotment provided that this power shall expire on 19th August 2007 unless and to the extent that such authority is renewed, revoked or extended prior to such date, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry, and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred by this paragraph had not expired and provided that the maximum amount of equity securities (within the meaning of the said Section 23) which may be allotted under this authority shall not exceed in aggregate the equivalent of 5% of the issued A Ordinary Share Capital of the Company at the date hereof.

7 To consider, and, if thought fit, pass the following special resolution:
That the Company be and is hereby authorised to purchase A Ordinary shares on the market (as defined in Section 212 of the Companies Act 1990), in the manner provided for in Article 13A of the Articles of Association of the Company, up to a maximum of 5% of the A Ordinary shares in issue at the date of the passing of this resolution. This authority shall expire at the close of business on the date of the Annual General Meeting in 2007.

8 To consider, and, if thought fit, pass the following ordinary resolution:
That approval be and is hereby given to the establishment by the Company of the Kerry Group plc 2006 Long Term Incentive Plan, the principal features of which are summarised in the Letter from the Chairman dated the 21st April 2006 which accompanies the Notice convening this Meeting, the rules of which are contained in the document produced to the meeting and signed by the Chairman of the Meeting for the purposes of identification and that the Directors be and are hereby authorised to:

(a) take all such action as may be necessary to implement or give effect to the Plan;

(b) establish further plans based on the Kerry Group plc 2006 Long Term Incentive Plan but modified to take account of local tax, exchange control or securities law in overseas territories, provided that such further plans shall count against any limits on individual participation under the Plan.

By order of the Board

Brian Durran
Group Secretary

Registered Office: Prince's Street, Tralee, Co Kerry, Ireland
21st April 2006

Notes:

a) Every member of the Company entitled to attend and vote at the above meeting may appoint a proxy (who need not be a member of the Company) to attend, speak and vote on his/her behalf. For this purpose an instrument of proxy is enclosed with the notice. Appointment of a proxy will not preclude a member from attending and voting at the meeting.

b) There are no contracts of service which are required to be available for inspection at the meeting.

c) The Registers required to be maintained by the Company under Section 59 and 80 of the Companies Act, 1990 will be available for inspection to any person attending the Annual General Meeting for fifteen minutes prior to and until the conclusion of the meeting.

d) Copies of the Directors' appointment letters will be available for inspection to any person attending the Annual General Meeting for fifteen minutes prior to and until the conclusion of the meeting.

Letter from the Chairman to the Ordinary Shareholders

21st April 2006

Dear Shareholder

Please find enclosed a copy of the 2005 Annual Report together with Proxy form and Attendance Card. Attached to this letter you will find a copy of the Notice convening the Annual General Meeting of the Company to be held at the Brandon Hotel on Friday 19th May 2006 at 2.00 p.m. The purpose of this letter is to explain the various Resolutions to be considered by shareholders at the meeting.

Ordinary Business

1 **Report and Accounts.**
This is a standard resolution to consider the financial statements of the Company for the year ended 31st December 2005.

2 **Dividend.**
The Board has recommended a final dividend of 11cent per share which is in addition to the interim dividend of 5cent per share paid in November 2005. Subject to approval by shareholders at the AGM the final dividend will be paid on 26th May 2006 to shareholders registered on the record date 21st April 2006.

3 (a) **Re-election of Mr Denis Buckley and Mr Eugene McSweeney.**
The terms of the Combined Code on Corporate Governance stipulate that any Director who has served a period of nine years or more from the date of their first election to the Board must subject themselves to annual rotation. Both Mr Eugene McSweeney and myself are subject to this provision and are seeking re-election at the Annual General Meeting. Following separate formal performance evaluations of each of us the Board is of the opinion that our performance continues to be effective and we have demonstrated commitment to our respective roles.

(b) **Re-election of Mr Denis Cregan, Mr Michael Dowling, Mr Hugh Friel, Mr Kevin Kelly and Mr Denis Wallis.**
In accordance with the provisions of Article 97 of the Articles of Association of the Company the aforementioned Directors are required to retire by rotation at the AGM and, being eligible, are offering themselves for re-election. The performance of each of the three non-executive Directors, Mr Dowling, Mr Kelly and Mr Wallis has also been formally evaluated and the Board considers that the performance of each continues to be effective and they individually demonstrate commitment to their roles as Directors.

(c) **Re-election of Mr Noel Greene and Mr Roger Robbins.**
Mr Noel Greene and Mr Roger Robbins were appointed to the Board on the 13th January 2006 and under the provisions of Article 102 of the Articles of Association of the Company they must retire at the forthcoming AGM and are offering themselves for re-election.

The biographical details of the Directors, the subject of re-election, are set out in the Annual Report. The Board recommends the re-election of all Directors seeking re-election.

4 **To authorise the Directors to fix the remuneration of the Auditors.**
This is a standard resolution authorising the Board to fix the remuneration of the Auditors in line with agreed terms of engagement as approved by the Audit Committee.

Special Business

5 **Section 20 Authority to allot shares (Ordinary Resolution)**
This Resolution proposes to renew the authority of the Board of Directors to allot shares in the Company which authority shall expire on the 19th August 2007 unless and to the extent that it is renewed, revoked or extended prior to such date.

6 **Disapplication of pre-emption rights (Special Resolution)**
This Resolution proposes to renew the power given to the Board of Directors to allot shares in the Company for cash on a non pro-rata basis should it so decide provided that the maximum number of shares to be allotted under the authority shall not exceed in aggregate the equivalent of 5% of the issued ordinary shares at the date the resolution is passed. The authority shall likewise expire on the 19th August 2007 unless and to the extent that it is renewed, revoked or extended prior to that date.

7 **Purchase of own shares (Special Resolution)**
This resolution proposes to grant the authority to the Company to make market purchases of its own shares in accordance with the provisions contained in the Company's Articles of Association. The authority will expire on the date of the Annual General Meeting in 2007. The maximum amount of shares that may be purchased by the Company under this authority is 5% of the issued share capital at the date of the passing of the resolution.

8 **Adoption of Kerry Group plc 2006 Long Term Incentive Plan (Ordinary Resolution)**
During 2005, the Remuneration and Nomination Committee carried out a comprehensive review of management remuneration to ensure that the Company's arrangements were aligned with its business strategy and current best practice in Ireland and in the various jurisdictions in which it now operates. The Committee was advised by independent consultants Mercer Human Resource Consulting. One of the main conclusions of the review was that the package in total and, in particular, the incentive plans, should be aligned with the Company's strategy. The Committee concluded that the primary vehicle for longer-term motivation of management should be in the form of share awards, rather than share options. The new Kerry Group plc 2006 Long Term Incentive Plan (the "LTIP") has been designed to strengthen the link between individual reward and the Company's performance.

The Directors are therefore seeking authority from shareholders to adopt the LTIP, whose principal terms are summarised in the Appendix to this letter. The Directors are also seeking authority to be empowered to do all things that they consider necessary to implement the LTIP, including the ability to adopt further plans based on it in order to make awards to employees outside Ireland.

Copies of the rules of the LTIP may be inspected at the offices of Kerry Group plc, Princes Street, Tralee, Co Kerry during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document up to and including the conclusion of the Annual General Meeting.

The Directors believe that the Resolutions to be proposed at the Meeting are in the best interests of the Company and its shareholders as a whole and recommend that you vote in favour of the Resolutions. The Directors intend to vote in favour of the Resolutions in respect of their own beneficial holdings of A Ordinary Shares, amounting in total, at 11 April 2006, to 1,057,464 A Ordinary Shares, representing approximately 0.56% of the issued A Ordinary share capital of the Company.

Every shareholder of the Company entitled to attend and vote at the Annual General Meeting may appoint a Proxy (who need not be a shareholder of the Company) to attend, speak and vote on his/her behalf. A personalised Proxy form is enclosed with the Annual Report. If you decide to appoint a Proxy it will not preclude you from attending and voting at the meeting.

Attached to the Proxy Form is an Attendance Card which should be brought with you to the meeting to ensure ease of admission. Failure to bring this card may result in you being asked to provide identification in order to gain entry to the meeting and access may be delayed as a result.

Should you have any queries in relation to the contents of the correspondence enclosed please contact the Group Secretary, Kerry Group plc, Princes Street, Tralee, Co Kerry. Tel: +353 66 718 2000 or by email at registrar@kerry.ie

Yours faithfully



Denis Buckley
Chairman

Appendix:
Summary of the principal terms of the Kerry Group Long Term Incentive Plan (the "LTIP")

Introduction

The LTIP will be administered by the Remuneration and Nomination Committee (the "Committee") of the Company's Board of Directors (the "Board"). The Committee may grant an Award in one or two forms:

i. Conditional allocations, where the participant will receive ordinary shares in the Company ("Shares") automatically on vesting of the Award; or

ii. Nil (or nominal) cost options, where the participant can decide when to exercise the Award to acquire Shares at any time between vesting and a date up to the tenth anniversary of the grant date.

Eligibility

The Plan is open to members of the Company's Management who meet the membership requirements based on positions occupied and responsibilities.

The Committee will at its discretion decide in due course which members of management will be invited to participate.

Timing of grants

The Committee may grant Awards within 60 days of the approval of the LTIP by Shareholders. Thereafter, Awards will normally be granted within 42 days of the announcement of the Company's annual or half-yearly results. The Committee may also grant Awards at other times, where there are exceptional circumstances which it considers justify the granting of Awards.

No Awards may be granted by the Committee more than 10 years after the approval of the LTIP by Shareholders.

Individual limit

Except in circumstances which the Committee, after consulting the Board, considers to be exceptional, no individual may be granted Awards in any period of 12 months over Shares having a market value at the Award date in excess of 100% of the individual's then annual rate of basic salary.

Limit to issue of new shares

No Award may be granted under the LTIP if the aggregate number of Shares issuable under all Awards, together with the maximum number of Shares issuable or issued under the LTIP or any other employee share plan operated by the Company in the previous 10 years (excluding any rights which have lapsed or been forfeited under such plans and rights granted under plans made available to all or most employees) would exceed 10% of the Company's issued ordinary share capital at the time.

Vesting of Awards and performance conditions

Awards will vest at the end of a performance period of three years, as soon as the Committee has determined the extent to which the applicable performance conditions have been met. The proportion of each Award which vests will depend on the total shareholder return ("TSR") and earnings per share ("EPS") performance of the Company.

Up to 50% of the Shares subject to an Award will vest according to the Company's TSR over the three-year performance period (commencing with the year in which the Award is granted) measured against the TSR of a peer group of listed companies involved in the food, food ingredients and flavours sectors of international trade ("the Peer Group"). The companies comprising the initial Peer Group will be selected by the Committee.

The proportion of the Award vesting will depend on the Company's TSR position according to the following scale.

Company's TSR position	Proportion of Award vesting
Below median	0%
Median	15%
Between median and upper quartile	Between 15% and 50% calculated on a pro rata basis
Upper quartile and above	50%

Up to 50% of the Shares subject to an Award will vest according to the Company's EPS growth over the three-year performance period compared with the increase in the Irish Consumer Price Index ("CPI") over the same period, in accordance with the following scale.

Company's EPS growth per annum in excess of increase in CPI per annum	Proportion of Award vesting
Less than 5 percentage points	0%
5 percentage points	25%
Between 5 and 7.5 percentage points	Between 25% and 50% calculated on a pro rata basis
7.5 percentage points or more	50%

The Committee may review the performance conditions for each grant of Awards, including the Peer Group, and may vary the conditions of such Awards, provided they remain no less challenging and are aligned with the interests of Shareholders.

Cessation of employment

As a general rule, an Award will lapse if a participant ceases to be employed within the Group before the vesting date. However, if a participant ceases to be so employed: due to:

- redundancy, death or retirement,
- the Company or business in which the participant is employed ceasing to be part of the Group, or
- some other exceptional circumstance which the Committee at its discretion considers to be an appropriate ground for not following the general rule;

then the Committee may at its discretion allow a part of the participant's Award to vest, having regard to the proportion of the performance period which has elapsed and the Company's performance up to the date of such cessation.

Corporate events

In the event of a takeover, scheme of arrangement or winding up of the Company (other than an internal corporate reorganisation), all Awards will vest early. The part of each Award which vests will be determined by the Committee depending on the proportion of the performance period which has elapsed and the Company's performance up to that time.

In the event of an internal corporate reorganisation, Awards may be replaced by equivalent new Awards over shares in a new holding company unless the Committee decides that Awards should vest on the basis which would apply in the case of a takeover.

Variation of share capital

In the event of any variation of the Company's share capital, a demerger, payment of a special dividend or similar event which materially affects the market price of the Shares, the Committee may make such adjustment as it considers appropriate to the number of Shares subject to an Award and/or to any exercise price payable.

Participants' rights

Awards are personal to each participant and are not transferable, except, at the Committee's discretion, to a participant's legal personal representatives on the participant's death.

Awards will not confer any Shareholder rights until the Awards have vested and the participants have received their Shares.

Any Shares allotted when an Award vests or is exercised will rank pari passu with the Shares then in issue, except for rights arising by reference to a record date prior to their allotment.

Awards do not count as part of participants' contractual remuneration package and, for the avoidance of doubt, as being part of their pensionable salaries for the purpose of employers' contributions to any Group pension schemes or other benefits.

Alterations to the LTIP

The Board, on the recommendation of the Committee, may at any time amend the rules of the LTIP in any respect, provided that the prior approval of Shareholders is obtained for any amendments that are to the advantage of participants in respect of the rules governing eligibility, limits on participation, the overall limits on the issue of Shares, the basis for determining a participant's entitlement to, and the terms of, the Shares or cash to be acquired and the adjustment of Awards.

The requirement to obtain the prior approval of Shareholders will not, however, apply to any minor alteration made to benefit the administration of the LTIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control, securities law or regulatory treatment for participants or for any company in the Group.

Overseas plans

The Board may at any time, without further Shareholder formality, establish further plans in overseas territories. Any such plan must be similar to the LTIP but may be modified to take account of local tax, exchange control, securities law or regulations. Any Shares made available under such plans shall be treated towards the limits on individual and overall participation in the LTIP.

An easy to use service to access your share account details and enquiries is available on Kerry Group's website **www.kerrygroup.com**

To access your account click on "Investor Info" and select "Shareholder Enquires".

To log in enter your surname and either your account number or share certificate number (both of which can be obtained from a valid share certificate).

If shares are held electronically in Crest you will need to insert your Crest Participant ID and sub-account number.

You may access/print your shareholding balance, transaction history and dividend payment details. There is also a facility to download forms including those to mandate dividends, record a change of address and to transfer or sell shares.